Exhibit 99.1

4Q/2025

Milagros Cigüeñas

Roxana Mossi
Rogelio Icaza
Fernando Salgado
Sebastian Del Aguila
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

CREDICORP

30 YEARS
BAP LISTED NYSE

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Table of Contents

Operating and Financial Highlights	03

Senior Management Quotes	04

Fourth Quarter 2025 Earnings Conference Call	05

Summary of Financial Performance and Outlook	06

Financial Overview	12

Credicorp’s Strategy Update	13

Analysis of 4Q25 Consolidated Results

01	Loan Portfolio	18
02	Deposits	21
03	Interest Earning Assets and Funding	24
04	Net Interest Income (NII)	26
05	Portfolio Quality and Provisions	29
06	Other Income	33
07	Insurance Underwriting Results and for Medical Services	37
08	Operating Expenses	40
09	Operating Efficiency	42
10	Regulatory Capital	43
11	Economic Outlook	45
12	Appendix	50

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 4Q25
Credicorp’s ecosystem continued to perform strongly, supported by expanding lending activity, improving asset quality, and higher fee-based and transactional income
Risk-Adjusted NIM reached a record high of 5.55%, reflecting a lower cost of risk, improved funding conditions, and stable asset margins
Innovation portfolio accounted for 8.1% of risk-adjusted revenues, advancing decoupling strategy and reinforcing progress toward the 10% target by 2026
ROE at 16.9% in 4Q25 and at 19.0% for FY25, supported by solid operating momentum and growing contribution of the innovation portfolio
Credicorp signed an agreement to acquire 100% of Helm Bank: A strategic step to reinforce cross-border value creation
Lima, Peru – February 12, 2026 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the three-and twelve-months ended December 31, 2025. Financial results are expressed in Soles and are presented in accordance with IFRS.
4Q25 OPERATING AND FINANCIAL HIGHLIGHTS
•	Net income attributable to Credicorp increased 40.9% YoY and decreased 8.7% QoQ to stand at S/1,587.0 million, with ROE at 16.9% driven by contributions from all lines of business.
•
Total Loans measured in quarter-end balances increased 2.9% YoY. Excluding the impact of both, a non-cash accounting adjustment at BCP Bolivia and the depreciation of the USD against PEN, loan balances increased 8.5% YoY, driven by growth at BCP across Retail Banking - particularly Mortgages and Consumer Loans - and Wholesale Banking, as well as continued expansion at Mibanco. QoQ, Total Loans up 3.6% (+3.1% excluding aforementioned impacts), led by BCP across Retail and Wholesale Banking and sustained momentum at Mibanco.

•
Total Deposits up 5.3% YoY and 7.6% QoQ. Excluding the impact of both, a non-cash accounting adjustment at BCP Bolivia and the depreciation of the USD against PEN, deposits up 12.2% YoY and 7.0% QoQ, primarily reflecting growth in low-cost deposits. Deposit mix continued to improve with Low-cost deposits accounting for 73.0% of total deposits and 61.4% of the total funding base.

•
Net interest income (NII) rose 5.8% YoY, supported by loan growth, a more favorable mix of interest-earning assets and lower funding costs; and rose 4.2% QoQ. Net Interest Margin (NIM) reached 6.62%, increasing 28 bps YoY and 5 bps QoQ.

•
Asset quality improved across the portfolio, with the NPL ratio declining 71 bps YoY to 4.5%, reflecting better payment performance and debt repayments, particularly at BCP. QoQ, the NPL ratio improved by 26 bps.

•
Provisions declined 13.1% YoY, driven by (i) BCP, which registered a base effect generated by enhanced discriminatory capacity of our risk models, particularly in Consumer and Credit Cards, and by (ii) Mibanco QoQ, provisions increased 7.2%. Cost of Risk declined 31 bps YoY to 1.8%, while Risk-Adjusted NIM remained at a record-high 5.55%.

•
Other Core Income up 13.7% YoY, underpinned by solid performance across core banking and transactional businesses, reflecting the consistent execution of our revenue diversification and decoupling from macroeconomic factors strategy. Other Non-Core Income increased 13.5% YoY, reflecting better performance at Pacifico and BCP.

•
Insurance Underwriting Results rose 2.6% YoY, boosted by the Corporate Health business, reflecting the consolidation of Banmédica’s operations, and solid results in P&C. QoQ, results declined 17.4%, mainly due to normalization in the D&S business which registered a base effect for favorable extraordinary reversals last quarter; excluding this business, underlying insurance performance remained stable.

•
Yape continued to scale in 4Q25, reaching 15.9 million Monthly Active Users (MAU), further improving operating leverage and generating 7.2% of Credicorp’s risk-adjusted revenue. Lending represented 23% of revenues for the quarter, up from 12% in 4Q24.

•
Efficiency ratio at 46.6% for FY25, in line with full-year guidance. Operating Expenses increased 12% YoY, reflecting continued investment in BCP’s core business and the innovation portfolio, while maintaining disciplined cost management.

•	IFRS CET1 ratio stood at 13.99% for BCP and 17.30% for Mibanco.
Subsequent Events
•
Subsequent to quarter-end, Tenpo reached an important milestone in Chile, surpassing 2.5 million clients and becoming the country’s first neobank following the approval of its banking license in January 2026.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Fourth Quarter 2025 Earnings Conference Call

Fourth 2025 EARNINGS CONFERENCE CALL
Date: Friday, February 13th, 2026

Time: 9:30 am E.T. (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer, - Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Piero Travezan - Pacifico CFO, Rocio Benavides - Mibanco CFO and Investor Relations Team.
To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10204236&linkSecurityString=10040c 5080c
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1 412 317 5615 (International)
Participant Web Phone: Click here
Conference ID: Credicorp Conference Call
The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s Third Quarter 2025 Earnings Release, please visit:
https://credicorp.gcs-web.com/company-reports/quarterly-materials

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Loans in Quarter-end Balances
Total loans (measured in quarter-end balances) expanded 3.6% QoQ and 2.9% YoY.
Excluding the impact of both, a non-cash accounting adjustment at BCP Bolivia1 and the depreciation of the USD against PEN, loan balances increased 3.1% QoQ and 8.5% YoY:
QoQ growth was primarily driven by: (i) Retail Banking, where growth was led by an uptick in negotiable invoices and working capital loans in SMEs; an increase in demand in the Mortgage segment, which was fueled by a more favorable macroeconomic environment; and Consumer, which reported growth in disbursements through BCP and Yape; (ii) Wholesale Banking, where Corporate Banking drove expansion through an increase in medium term and long-term loans, and (iii) Mibanco, which reported a new record high in disbursements in the month of October.
YoY, loan growth was mainly supported by: (i) Retail Banking, led by Mortgage via the same dynamics in play QoQ, and Consumer, which reported growth in disbursements mainly through BCP which was driven by an increase in businesses’ risk appetite; (ii) Wholesale Banking, through an uptick in disbursements of medium and long-term loans, which was driven by an increase in businesses’ appetite for borrowing in a more favorable economic environment and by an improvement in private investment.
Deposits
The balance for total deposits (measured in quarter-end balances) expanded 7.6% QoQ and 5.3% YoY.
Excluding the impact of both, a non-cash accounting adjustment at BCP Bolivia1 and the depreciation of the USD against PEN, deposits balances increased 7.0% QoQ and 12.2% YoY:
QoQ growth was driven by growth in the balances of Low-Cost Deposits, which was fueled mainly by inflows from the 8th pension fund withdrawal. YoY, the evolution was propelled by growth in the balances of Low-Cost Deposits, which grew 17.9% and represented 73.0% of our total deposits at quarter-end.
AT BCP, the Liquidity Coverage Ratio (LCR) in PEN at 30 days stood at 168.2% under regulatory standards and 137.3% according to stricter internal standards. The LCR in USD at 30 days stood at 224.2% under regulatory standards and at 148.9% under stricter internal standards.

1Accounting revaluations throughout 2025 applied exchange rates that were better aligned with the market.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Net Interest Income (NII) and Margin (NIM)
NII rose 4.2% QoQ, fueled mainly by growth in Interest and Similar Income, which rose on the back of loan expansion and the consequent shift in the mix toward IEAs that generate higher yields. A decrease in Interest and Similar Expenses also drove the increase in NII, albeit to a lesser extent, after low-cost deposit captures rose on the back of ample liquidity and dependence on more expensive sources such as time deposits and BCRP Instruments fell, subsequently reducing the funding cost. In this scenario, NIM stood at 6.62% at quarter-end, compared to 6.57% in 3Q25 and 6.34% in 4Q24.
YoY, NII rose 5.8%, driven mainly by growth in Interest and Similar Income, which increased through the same dynamics seen QoQ. Interest and Similar Expenses, in turn, dropped due to lower rates and to an increase in low-cost deposits’ share of our funding base. In this context, NIM increased 28 bps YoY.
Portfolio Quality and Cost of Risk
Portfolio quality and cost of risk indicators improved significantly over the year and continue to strengthen thanks to more robust risk management; improvements in payment behavior; and a more favorable macroeconomic environment.
QoQ, NPLs dropped 2.1%, driven mainly by BCP Stand-alone and Mibanco. At BCP Stand-alone, the decline was fueled mainly by Wholesale, which reported debt repayments by two corporate clients in the Construction and Transportation sectors, and secondarily by Retail, which registered higher write-offs and debt repayments by clients with loans under judicial recovery in SME-Pyme. At Mibanco, the drop in NPLS was driven by a decrease in overdue loans.
YoY, NPLs decreased 11.0%, fueled by BCP Stand-alone and Mibanco. At BCP Stand-alone, the reduction was mainly driven by Wholesale, mainly through the same dynamics seen QoQ, and secondarily by Retail, led by (i) SME-Pyme, through the same dynamics in play QoQ, and (ii) Consumer and Credit Cards, which registered a drop in debt refinancing. At Mibanco, the reduction in NPLs was driven by the same dynamics seen QoQ.
In this context, the NPL ratio dropped 26 bps QoQ and 71 bps YoY to stand at 4.5% at quarter-end.
Provisions rose 7.2% QoQ, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, growth in provisions was triggered by the dynamics of Retail Banking and by specific impacts in Wholesale Banking. In Retail, provisions in the Individuals segment remained stable but grew for SMEs after more write-offs were registered in SME-Pyme, with stable underlying risk. In Wholesale, provisions rose due to an increase in risk at indirect exposure related to specific clients in the construction sector. At Mibanco, the drop in provisions was driven by an improvement in payment performance.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

YoY, provisions fell 13.1%, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the decline in provisions was led by Consumer and Credit Cards, which registered a base effect generated by enhanced discriminatory capacity of our risk models. At Mibanco, growth was fueled by an increase in loans. On a full-year basis, provisions fell 31.6%, driven by BCP Stand-alone and Mibanco, impacted by improvements in payment performance in a context of economic recovery and by an uptick in lower-risk vintages’ share of total loans.
Other Income
Other Core Income hit a record high this quarter, growing 6.0% QoQ, and was up 13.7% YoY and 12.2% on a full-year basis, driven by the solid performance of our core banking business at BCP Stand-alone and dynamic transactional growth at Yape. This result reflects our consistent execution of a strategy to diversify income sources and decouple from the macroeconomy as we strengthen the resilience of our model.
Other Non-Core Income rose 29.4% QoQ and 13.5% YoY, on the back of improved performance at Pacifico and BCP Stand-alone. On a full-year basis, income rose 8.8% bolstered by gains from the consolidation of Banmedica’s operations and a sovereign bond exchange at BCP Stand-alone.
Insurance Underwriting Result
The Insurance Underwriting result dropped 17.4% QoQ, driven mainly by the Life business, mainly reflecting normalization in the Disability & Survivorship line of the Life Business, which registered a base effect for favorable extraordinary reversals last quarter. If we exclude this business line, the underlying performance of our insurance operations in 4Q25 remained solid and the Insurance Underwriting Result remained relatively stable.

YoY, results increased 2.6%, driven by (i) Corporate Health, due to the consolidation of Banmedica’s operations, and (ii) P & C.

On a full-year basis, results rose 15.9%, mainly fueled by Corporate Health. If we exclude the consolidation of Banmedica’s operations, the underwriting result rose 7.8%. Nonetheless, this was impacted by the contraction of the D&S line, which did not actively operate in 2025. Excluding this line, the underwriting result of the ongoing operating business rose 14.6% was driven mainly by the Life business through a favorable performance in Credit and Individual lines, and by the P&C business, particularly through better results in Personal Lines and Cars.

Insurance Underwriting Result*
(S/ millions)

*Totals may differ from the sum of the parts due to eliminations in PGA consolidation.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Efficiency
Operating Expenses rose 12.0% on a full-year basis, driven mainly by the core business at BCP Stand-alone and initiatives in the innovation portfolio at the Credicorp level. Operating income increased 8.3% over the same period.
In this scenario, the Efficiency Ratio stood at 46.6% for 2025, in line with guidance for the year.
Net income attributable to Credicorp
In 4Q25, Credicorp reported attributable new income of S/1,587.0 million (-8.7% QoQ and +40.9% YoY), backed by solid results in all our lines of business. Net Shareholders’ Equity stood at S/38,367 million (+4.9% QoQ and +11.7% YoY). In this scenario, ROE stood at 16.9%.
On a full-year basis, net income attributable to Credicorp rose 25.9% and stood at S/6,925.4 million. Consequently, ROE for 2025 was 19.0%. If we exclude the effects of extraordinary gains associated with the Empresas Banmédica transaction, ROE stands at 18.6%.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Contributions and ROE by subsidiary in 4Q25
(S/ millions)

(1) In BCP Stand-alone, the figure is lower than the net profit since the contribution eliminates investment gains in other subsidiaries of Credicorp (Mibanco).
(2) In Mibanco, the figure is less than the net profit because Credicorp owns (directly and indirectly) 99.921% of Mibanco.
(3) The contribution for Grupo Pacifico presented here is greater than the profit of Pacifico Seguros since 100% of Crediseguros is being included (including 48% under Grupo Crédito).

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Universal Banking

BCP reported solid profitability of nearly 25% in 2025, supported by growing margins; revenue stream diversification; and fortified risk management. The bank’s Risk-Adjusted NIM, which was sustained by a shift in the loan mix towards retail loans; the solidness of transactional funding; and an improvement in payment performance in a more favorable economic context. Core income rose 6.4%, buoyed by transactional services and an uptick in the principality of our clients. BCP continued to invfest in developing transformation and innovation capacities with an eye on generating positive operating leverage over the next three years.

Insurance and Pensions

Grupo Pacífico reported solid results for its underlying business once again this year, supported by strong commercial dynamics across LoBs and the consolidation of Empresas Banmédica’s operations. The Insurance Underwriting Result was boosted by extraordinary reversals in D&S. Notwithstanding, if we exclude this business line, the result remains robust and is trending upward. These positive dynamics were partially offset by the impact of a credit downgrade for a couple of assets in the investment portfolio.

Microfinance

Profitability at Mibanco registered recovery throughout 2025 and came close to reaching the mid-term target for an ROE in the low 20s. The results were driven by growth in disbursements; fortified risk management; efficacious pricing strategies; and a lower funding cost. These factors led Risk-Adjusted NIM to grow. The total fee level also grew at a faster pace this year, in line with our strategy to diversify revenue streams. Mibanco Colombia’s results continued to improve, bolstered by restructuring efforts this past year and an improvement in the economic environment for the microfinance sector. Growth at the bank remains stable and risk levels are controlled.

Investment Management and Advisory

Operating profitability in the Investment Management and Advisory business remained at healthy levels. Core businesses reported solid results, reflecting strong commercial dynamics in the Capital Markets and Asset Management lines, which registered record highs for income. These dynamics helped offset an uptick in operating expenses. The Asset Management and Wealth Management lines reported significant growth in AUMs.

Outlook
We expect to close 2026 with an ROE around 19.5%. We believe this result will be driven by: (i) an acceleration in the pace of growth of our loan portfolio, particularly in the retail segment, (ii) an increase in our NIM, and (iii) a controlled cost of risk.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Financial Overview

Credicorp Ltd.		Quarter		% change		Up to		% change
S/ 000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Net interest, similar income and expenses	3,629,794	3,687,829	3,841,267	4.2%	5.8%	14,115,131	14,716,479	4.3%
Provision for credit losses on loan portfolio, net of recoveries	(743,296)	(602,918)	(646,286)	7.2%	-13.1%	(3,519,447)	(2,406,256)	-31.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,886,498	3,084,911	3,194,981	3.6%	10.7%	10,595,684	12,310,223	16.2%
Other income	1,582,733	1,654,191	1,799,499	8.8%	13.7%	6,111,966	6,821,279	11.6%
Insurance underwriting result	312,682	388,350	320,843	-17.4%	2.6%	1,199,020	1,389,200	15.9%
Medical services result	-	123,953	124,673	0.6%	n.a.	-	414,634	n.a.
Total expenses	(3,026,227)	(2,744,642)	(3,079,957)	12.2%	1.8%	(10,082,143)	(10,987,783)	9.0%
Profit before income tax	1,755,686	2,506,763	2,360,039	-5.9%	34.4%	7,824,527	9,947,553	27.1%
Income tax	(598,348)	(728,308)	(735,153)	0.9%	22.9%	(2,201,275)	(2,864,899)	30.1%
Net profit	1,157,338	1,778,455	1,624,886	-8.6%	40.4%	5,623,252	7,082,654	26.0%
Non-controlling interest	30,625	39,800	37,876	-4.8%	23.7%	121,998	157,277	28.9%
Net profit attributable to Credicorp	1,126,713	1,738,655	1,587,010	-8.7%	40.9%	5,501,254	6,925,377	25.9%
Dividends paid to third parties	-	-	-	n.a.	n.a.	3,667,644	3,181,440	-13.3%
Net income / share (S/)	14.1	21.8	19.9	-8.7%	40.9%	69.0	86.8	25.9%
Dividends per Share (S/)	-	-	-	n.a.	n.a.	46.0	39.9	-13.3%
Loans	145,732,273	144,752,254	149,984,954	3.6%	2.9%	145,732,273	149,984,954	2.9%
Deposits and obligations	161,842,066	158,430,455	170,401,633	7.6%	5.3%	161,842,066	170,401,633	5.3%
Net equity	34,346,451	36,560,502	38,366,950	4.9%	11.7%	34,346,451	38,366,950	11.7%
Profitability
Net interest margin (1)	6.3%	6.6%	6.6%	5 bps	28 bps	6.3%	6.3%	-2 bps
Risk-adjusted Net interest margin	5.1%	5.5%	5.5%	2 bps	47 bps	4.8%	5.3%	51 bps
Funding cost (2)	2.6%	2.4%	2.3%	-12 bps	-25 bps	2.7%	2.3%	-44 bps
ROAE	13.3%	19.6%	16.9%	-270 bps	360 bps	16.5%	19.0%	250 bps
ROAA	1.8%	2.8%	2.4%	-40 bps	60 bps	2.2%	2.6%	40 bps
Loan portfolio quality
Internal overdue ratio (3)	3.7%	3.4%	3.2%	-21 bps	-51 bps	3.7%	3.2%	-51 bps
Internal overdue ratio over 90 days	3.0%	2.9%	2.7%	-14 bps	-29 bps	3.0%	2.7%	-29 bps
NPL ratio (4)	5.3%	4.8%	4.5%	-26 bps	-71 bps	5.3%	4.5%	-71 bps
Cost of risk (5)	2.1%	1.7%	1.8%	6 bps	-31 bps	2.4%	1.6%	-79 bps
Coverage ratio of IOLs	147.4%	154.9%	159.3%	440 bps	1190 bps	147.4%	159.3%	1190 bps
Coverage ratio of NPLs	104.3%	110.1%	112.4%	230 bps	810 bps	104.3%	112.4%	810 bps
Operating efficiency
Operating income (6)	5,396,202	5,670,690	5,857,472	3.3%	8.5%	20,684,226	22,397,662	8.3%
Operating expenses (7)	2,612,878	2,629,461	2,871,709	9.2%	9.9%	9,309,797	10,426,752	12.0%
Efficiency ratio (8)	48.4%	46.4%	49.0%	260 bps	60 bps	45.0%	46.6%	160 bps
Operating expenses / Total average assets	4.1%	4.2%	4.4%	20 bps	27 bps	3.8%	4.0%	20 bps
Capital adequacy - BCP Stand-alone
Global Capital Ratio (9)	18.71%	17.72%	19.44%	173 bps	73 bps	18.71%	19.44%	73 bps
Ratio Tier 1 (10)	13.08%	12.82%	13.66%	84 bps	58 bps	13.08%	13.66%	58 bps
Ratio common equity tier 1 (11) (13)	13.32%	13.17%	13.99%	82 bps	67 bps	13.32%	13.99%	67 bps
Capital adequacy - Mibanco
Global Capital Ratio (9)	19.42%	21.13%	21.25%	12 bps	183 bps	19.42%	21.25%	183 bps
Ratio Tier 1 (10)	17.07%	17.13%	17.41%	28 bps	34 bps	17.07%	17.41%	34 bps
Ratio common equity tier 1 (11) (13)	17.53%	17.14%	17.30%	16 bps	-23 bps	17.53%	17.30%	-23 bps
Employees(14)	48,578	50,169	51,005	1.7%	27.4%	48,578	51,005	27.4%
Share Information Issued Shares (14)	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,948	15,016	15,016	0.0%	0.5%	14,948	15,016	0.5%
Outstanding Shares	79,434	79,366	79,366	0.0%	-0.1%	79,434	79,366	-0.1%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets
(2) Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3) Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans/ Total loans
(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5) Cost of risk = Annualized provision for loan losses, net of recoveries/ Total loans.
(6) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services
(7) Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation
(8) Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services)
(9) Regulatory Capital/ Risk-weighted assets (legal minimum = 10% since July 2011).
(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (the maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings+ unrealized gains.
(12) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock award.
(13) Common Equity Tier I calculated based on IFRS Accounting.
(14) Internal management figures.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp’s Strategy Update

Credicorp’s Strategy
Credicorp has consolidated its leadership in the Andean financial sector through a strategy built on four fronts: (i) talent with an innovative mindset, (ii) disciplined execution, (iii) robust risk management, and (iv) governance aligned with global best practices and sustainability. Reaffirmed on the 30th anniversary of our NYSE listing, this vision has enabled us to decouple from the macro and operate as an ecosystem, delivering an annualized shareholder return above 14%, consistently outperforming the market.
Credicorp’s strategy brings together the differentiated execution of its subsidiaries with a set of shared capabilities—such as technology, risk management, innovation, and sustainability—that act as cross‑cutting engines of growth. This model combines a clear strategic focus within each business with a common platform that generates synergies, scales solutions, and articulates an integrated ecosystem, enabling value creation beyond the sum of its parts. In Universal Banking, BCP reinforced its leadership through an improved customer experience and stronger digital capabilities. In Microfinance, Mibanco profitability was restored by deepening the hybrid model—combining in‑person advisory, digital tools, and AI‑driven risk analytics—while building a more resilient and sustainable business through income diversification and a stronger funding base. In Insurance and Pensions, Pacifico leveraged its product factory to deliver personalized solutions at scale through the ecosystem distributions, while Prima advanced in digital adoption, efficiency, and client experience, improving NPS by 18 points. In IM&A, the diversified portfolio and strategic transformation delivered solid results. Finally, our Innovation portfolio complements both current and future businesses. By 4Q25, the portfolio accounted for 8.1% of Credicorp’s risk‑adjusted revenues, progressing toward our 10% ambition. In Chile, Tenpo reached a key milestone, surpassing 2.5 million clients and becoming the country’s first neobank following the approval of its banking license in January.
Aligned with our strategy to strengthen capabilities and enhance our value proposition, we executed key M&A initiatives in 2025. We completed the full acquisition of Banmedica, demonstrating strong strategic fit and disciplined execution that reinforces our insurance business. More recently, we announced an agreement to acquire Helm Bank in the U.S., reinforcing Credicorp’s cross‑border capabilities through a focused, niche approach without pursuing a universal banking model in that market.

Main KPIs of Credicorp’s Strategy
Core Businesses Transformation (1)		Quarter		Up to
	4Q24	3Q25	4Q25	Dec 24	Dec 25
Credicorp
Innovation Portfolio Risk-Adjusted Revenue Share (2)	5.6%	7.4%	8.1%	4.2%	6.6%
BCP Stand-alone
Digital clients (3)	76%	79%	80%	73%	78%
Digital monetary transactions (4)	85%	89%	90%	83%	89%
Cashless transactions (5)	63%	65%	68%	59%	65%
Mibanco
Disbursements through leads (6)	66%	67%	68%	68%	68%
Disbursements through alternative channels (7)	10%	10%	11%	10%	11%
Relationship managers productivity (8)	24.5	29.2	29.7	23.7	27.1
Pacifico
Digital Policies (thousands) (9)	713.1	580.7	597.2	2,473.9	2,479.6

(1) Management figures. Figures for December 2024, September 2025, and December 2025. Figures may differ from previously reported.
(2) As a percentage of Credicorp’s total Risk-Adjusted Revenue.
(3) Retail clients that made 70%, or more, of their transactions through digital channels in the last 6 months (including Yape).
(4) Monetary Transactions conducted through Mobile Banking, Internet Banking, Yape and Telecredito/Total Monetary Transactions in Retail Banking. Figures may differ from previously reported.
(5) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/Total amount transacted through Retail Banking. Figures may differ from previously reported.
(6) Disbursements generated through leads/Total disbursements. Figures may differ from previously reported.
(7) Disbursements conducted through alternative channels/Total disbursements. Figures differ from previously reported due to a methodological change.
(8) Number of loans disbursed/Total relationship managers.
(9) Number of insurance policies issued through digital channels.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp’s Strategy Update
Yape
Main Management Indicators

Management KPI’s (1)		Quarter		Change %		Up to		Change %
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Users
Users (millions)	17.3	18.7	19.1	1.9%	10.2%	17.3	19.1	10.2%
Monthly Active Users (MAU) (millions) (2)	13.7	15.5	15.9	2.9%	15.9%	13.7	15.9	15.9%
Revenue Generating MAU (millions)	11.4	13.2	14.0	5.7%	22.6%	11.4	14.0	22.6%
Engagement
# Transactions (millions)	1,953	2,640	2,989	13.2%	53.0%	6,146	10,039	63.4%
# Revenue Generating Transactions (millions)	212	283	318	12.3%	50.2%	674	1,088	61.3%
# Transactions / MAU	51	58	66	13.7%	30.4%	51	0	-100.0%
# Average Functionalities / MAU	2.6	2.7	2.8	5.2%	11.4%	2.6	2.8	11.4%
Experience
NPS (3)	79	76	81	5 p	2 p	79	81	2 p
Unit Economics
Monthly Indicators (4)
Revenues / MAU (S/)	6.1	7.4	9.6	29.5%	56.2%	6.1	9.6	56.2%
Expenses / MAU (S/)	-5.0	-5.0	-6.1	21.0%	21.7%	-5.0	-6.1	21.7%
Quarterly Indicators (5)
Revenues / MAU (S/)	5.4	7.4	8.5	14.0%	57.5%	4.3	7.0	62.1%
Expenses / MAU (S/)	-4.7	-4.8	-5.5	14.5%	17.0%	-4.2	-4.8	14.5%
Drivers Monetization
Total TPV (S/, billions) (6)	90.3	113.9	128.9	13.2%	42.8%	279.8	437.7	56.4%
Payments
# Bill Payments transactions (millions)	40	56	61	9.2%	51.5%	127	213	67.3%
Financials
# Loans Disbursements (thousands)	2,145	4,196	5,118	22.0%	138.6%	4,705	16,269	245.8%
E-Commerce
GMV (S/, millions) (7)	120.3	174.1	181.6	4.3%	50.9%	364.5	607.7	66.7%

(1) Management Figures. Figures may differ from previously reported.
(2) Yape users that have made at least one outgoing transaction in the measurement month.
(3) Net Promoter Score.
(4) Monthly indicators consider the results of the last month of the quarter for the numerator and denominator.
(5) Quarterly indicators are calculated using the sum of the three months in the period for numerator accounts, and the average of the denominator—based on the last month’s data from both the current and previous quarters.
(6) Total Payment Volume.
(7) Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape Store, Ticketing, Gaming, Delivery, Buses, Insurance, Gas, Brand Solutions and Insurance.

Main Financial Results

Financial Results (1)		Quarter		Change %		Up to		Change %
S/ millions	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Net Interest Income after Provisions (2)	88.3	146.4	179.5	22.6%	103.3%	265.3	542.9	104.6%
Other Income (3)	127.7	195.2	221.7	13.6%	73.5%	375.7	717.4	91.0%
Total Income	216.0	341.6	401.2	17.5%	85.7%	641.0	1260.3	96.6%
Total Operating Expenses	-184.8	-220.1	-259.8	18.0%	40.6%	-611.5	-856.7	40.1%
(1) Management Figures. Beginning in 1Q25, reclassifications between Operating Expenses and Fee Income have been incorporated, along with new accounting allocations, primarily related to interest expenses associated with the Deposit Insurance Fund. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(2) Includes interest income, interest expense and net provisions.
(3) Includes Other income recorded in BCP and in Yape Market

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp’s Strategy Update

Main Operating Results
In 4Q25, Yape hit the 15.9-million mark (+10.2% YoY) for monthly active users (MAU). This pool represents close to 84% of the EAP (+15pp YoY) and reflects Yape’s consolidation as the country’s most valued and recognized brand. This connection with users continues to bolster an upward trend in client satisfaction, with an NPS that hit a peak of 81 points (+2pp YoY) at the end of 2025. This growth is underpinned by advances in financial inclusion and the formalization of merchants, which expand the addressable market and facilitate access to new segments.
Frequency use has also registered relevant improvement, reaching an average of 66 transactions (+30.4% YoY) a month per user, of which approximately  11%  generate  income.  Transactions  that  generate revenues rose 50% YoY, reflecting concrete progress in our quest to implement a monetization strategy. By scaling frequency of use, it is evident that we can harness potential to generate more significant revenue streams. In the future, growth will continue to leverage the power of Credicorp’s ecosystem by integrating capabilities to capture structural efficiencies in infrastructure, financing and risk management. In doing so, we will strengthen our competitive advantages and diversify sources of income.
Evolution of MAU and Transactions

Drivers of Monetization

In terms of operating efficiency, the gap between income and expenses per users continues to widen. In December 2025, monthly income per MAU reached S/9.6 por MAU, while expenses per MAU stood at S/6.1 per MAU. These results are evidence of a structural improvement in profitability, operating leverage and scalability.

The payment business continues to be the main contributor to income, with a TPV that generates income increasing 85.4% YoY, significantly outpacing total TPV growth (42.8% YoY) and underscoring the increasing monetization of Yape’s functionalities. In YoY terms, the main drivers of income were: (i) payments through QR/POS, which rose through an uptick in the number of transactions (+72.1% YoY) and in average tickets (+11.6% YoY), in line with growth in the number of active clients (+37.5% YoY); (ii) bill payments, driven by greater adoption of in‑app functionalities, including service payments to higher‑ticket merchants, translating into a total of 61 million transactions (+51.5% YoY) during the quarter; and (iii) checkout, where new affiliated merchants have integrated the Yape button in their payment options. In 2028, Yape aims to triple fee income, supported by an increase in the number of functionalities used by each MAU, which currently stands at 2.8 (+11.4% AaA), and an uptick in market penetration.

Evolution of Monthly Revenue and Expenses per MAU

The financial business, which has been identified as having the greatest potential for long-term growth, maintained a solid pace, thanks to its loan business, whose lending base now tops 4.1 million clients (+151.2% YoY) who have received at least one disbursement. Around one third of borrowers received their first-ever formal loan through Yape, which attests to the platform’s structural role in financial inclusion. Currently, Yape reports more than 5 million (+138.6% YoY) disbursements per quarter, with average tickets of ~S/200, ~S/700 and ~S/2,200 for single-installment, multi-installment, and SME loans, respectively. While the growth in disbursements was led by single‑installment loans (+116.6% YoY), driven by a significant improvement in lead effectiveness, as of 4Q25 the portfolio balance was primarily composed of multi‑installment loans. This reflects their higher average ticket sizes and, more importantly, their longer average duration compared to single‑installment loans (~6 months vs. ~1 month), which allows balances to accumulate more steadily over time. Floating income continued to grow over the period, mainly bolstered by entries derived from pension fund withdrawals.
In e-commerce, GMV for this quarter topped S/180 million, driven mainly by Yape Promos, which reported a significant increase in views and transactions for the period. The business continues to develop as it contributes to income stream diversification, improve engagement, and reinforce the value proposition.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp’s Strategy Update

Financial Results
This quarter, Yape represented 7.2% (+2.8pp YoY) of Credicorp’s risk-adjusted revenue, which reflects the positive impact of on-going growth in MAUs that actively contribute to income generation. The payment business accounted for 52% (-3pp YoY) of Yape’s income, where Bill Payments, QR, and Top Ups were the main drivers, followed by Checkout, Yape Empresas and Remittances. The financial segment generated 45% of the app’s total income (+4pp YoY), where lending became the main source of revenue, increasing its share to 23% at year-end (vs 11% in 4Q24). Finally, the e-commerce business accounted for 3% of income, driven by the solid performance of Yape Promos. Yape is advancing its mission to deepen financial inclusion; scale monetization; and strengthen its value proposition as a strategic engine in Credicorp’s ecosytem.
Evolution of Revenue by Business

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

Credicorp’s Strategy Update
Integrating Sustainability into Our Businesses
We continue to successfully roll out our Sustainability Strategy 2025–2030, whose impact plan includes three pillars (Inclusion, Finances for the Future, and Trust) and a transversal axis for our Country Vision. The main milestones reached in 4Q25 were:
Inclusion
o
BCP and Yape financially included 200 thousand people in 4Q25, reaching a total of +6.6 million since 2020 (+17% vs 4T24). Our goal is to reach 8 million people by 2028. In 2025, more than 3.7 million people received loan disbursements through Yape, 799 thousand of whom were first-time borrowers in the formal financial system.

o
Pacifico Seguros closed 4Q25 with 3 million clients included through inclusive insurance policies[1], distributed through BCP, Mibanco, Yape and external alliances. Pacifico Salud insured +504 thousand people with inclusive health policies (+53% vs. 2024).

o
We continue expanding the reach of our financial education programs. At year-end, achievements included: i) “ABC del BCP,” which improved the financial behavior of +715 thousand people (+108% vs. 2024); ii) over 120,000 clients reached with the “Franco Mibanco” program in Colombia; iii) “Academia del Progreso” at Mibanco, which trained +517 thousand clients; and iv) “ABC de la Cultura Previsional” at Prima, which reached+1 million people at the end of 4Q25.

o
Mibanco Perú launched “Mibanco por Whatsapp,” a platform that integrates technology, artificial intelligence and human support to increase financial inclusion and access to banking services through the most widely used application among Micro, Small and Medium Enterprises (MSMEs).

Finance for the future
o	On the Sustainable Finance front, we progressed as follows:
■          By the end of December, BCP had disbursed US$ 3,440 million in sustainable financing (environmental and social). This year, we focused on driving social financing and by year-end, one third of our sustainable financing was social.
■        BCP Peru executed the first sustainable deposit carried out by a Peruvian bank, in collaboration with a mining company. The funds will finance projects with positive socio‑environmental impact aligned with the bank’s sustainable financing framework and green taxonomy.
■         Mibanco Peru, through its Crediagua product, focused on broadening access to drinking water and sanitation, disbursed S/ 852 million in 2025 to benefit +49 thousand people.
■      Credicorp Capital increased ESG analysis and monitoring coverage across its portfolio, reaching 74% of assets under management in 2025, compared to 44% in the previous year.
o	On the front of Support to MSMEs, we made the following progress:
■     Mibanco Peru disbursed loans to +880 thousand clients, for a total of S/16,256 million at the end of 4Q25.
■           The initiative “Contigo Emprendedor” at BCP Peru provided accompaniment in 2025 to more than 201 thousand MSMEs clients through advisory programs that focus on strengthening their financial management.
■     Yape disbursed more than S/1,800 million in micro-loans to more than 1.4 million microbusinesses in 4Q25.
o	On the Resilience front, Pacífico reached more than 574,000 people in 2025 through programs such as “ABC de Pacífico,” “Comunidad Segura,” and “Protege365.”
Trust
o
BCP Peru executed five education infrastructure projects through the Taxes for Works mechanism. This year, BCP and the Regional Government of Cusco received the “OXI Raymi 2025” award from ProInversion[2] in the category of Highest Investment in Education. This award recognizes outstanding contributions to educational development.

The table below summarizes our main results:
Indicator	Company	Unit	2023	2024	2025
Inclusion
People included financially through BCP and Yape – cumulative since 2020[3]	BCP Peru and Yape	Millions	3.8	5.7	6.6
Clients included in inclusive insurance services[4]	Pacifico	Millions	2.0	2.7	3.0
Finance for the Future
Total loan disbursements for MSMEs	Mibanco Peru	S/ Millions	15,333	13,801	16,256
Disbursements of sustainable financings	BCP Peru	$ Millions	123	1600	3,440

1 Simple and affordable optional insurance products with single or monthly payments of S/40 or less.
2 A Peruvian government agency responsible for promoting private investment in public infrastructure and public services.
3 Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months.
4 Stock of included clients: individuals with insurance products costing up to 40 soles who belong to the mass or consumer segment.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

01	Loan Portfolio

Total loans expanded 3.6% QoQ and 2.9% YoY. Excluding the impact of an accounting adjustment at BCP Bolivia and the impact of the depreciation of the USD against PEN, total loans rose 3.1% QoQ and 8.5% YoY.

QoQ, the main drivers of this evolution were (i) growth in SME loan disbursements, (ii) an increase in the demand for Mortgage loans and (iii) a new record high for loan disbursements at Mibanco, registered in the month of October.

YoY, total loans increased 8.5% at a Neutral exchange rate, bolstered by economic reactivation throughout the year. The main dynamics that drove this growth were: (i) an uptick in Mortgage loan disbursements and an increase in the appetite for risk in Consumer, (ii) higher demand for long-term financing in Wholesale Banking and (iii) growth in loan disbursements at Mibanco.

Evolution of Loans in Quarter-end Balances

This quarter, total loans in quarter-end balances rose 3.6% and 2.9%, QoQ and YoY, respectively. Both evolutions were impacted by asset revaluation at BCP Bolivia1. Excluding this impact and the depreciation of USD against PEN, which provides a clearer view of commercial management, loans in quarter-end balances increased 3.1% QoQ and 8.5% YoY.

Total loans (in Quarter-end balances)
Total Loans (S/ Millions)	As of			% change		USD/PEN Neutral Volume change		USD/PEN Neutral % Change
	Dec 24	Sep 25	Dec 25	QoQ	YoY	QoQ	YoY	QoQ	YoY
BCP Stand-alone	120,571	123,089	125,201	1.7%	3.8%	3,382	9,391	2.7%	7.8%
Mibanco	12,239	13,096	13,607	3.9%	11.2%	512	1,369	3.9%	11.2%
Mibanco Colombia	1,795	2,158	2,315	7.3%	29.0%	230	796	10.7%	44.4%
BCP Bolivia	9,939	5,505	7,553	37.2%	-24.0%	n.a.	n.a.	n.a.	n.a.
ASB Bank Corp.	1,802	1,422	1,462	2.9%	-18.8%	87	-165	6.1%	-9.2%
Others (1)	-613	-519	-153	-70.5%	-75.0%	382	519	-73.7%	-84.7%
Total Loans BAP	145,732	144,752	149,985	3.6%	2.9%	n.a.	n.a.	n.a.	n.a.
BCP Bolivia (Adjusted for Asset Revaluation)	9,939	9,554	9,258	-3.1%	-6.8%	-2	422	0.0%	4.2%
Total Loans BAP (Adjusted for Asset Revaluation)	145,732	148,801	151,690	1.9%	4.1%	4,591	12,332	3.1%	8.5%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes eliminations for intercompany transactions.

QoQ, the uptick in the loan balance at a Neutral Exchange rate was led by BCP Stand-alone (+2.7%), followed by Mibanco (+3.9%). At Mibanco, loan growth was mainly driven by stronger disbursement activity, which hit a new record high in the month of October. This growth was led primarily by smaller and higher-yield tickets.

YoY, growth in loans at a Neutral Exchange rate was led by BCP Stand-alone (+7.8%), followed by Mibanco (+11.2%) and Mibanco Colombia (+44.4%). At Mibanco, loans increased on the back of an increase in disbursements, which began to gain traction in 4Q24 and registered sustained growth in 2025. Mibanco Colombia reported robust growth YoY, where loans continued to register significant recovery thanks to both the adjustments to origination guidelines implemented last year and a more favorable environment for microfinance.

1 As in recent quarters, this evolution is impacted by a non-cash accounting adjustment for the revaluation of assets related to the balance sheet of BCP Bolivia.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

01. Loan Portfolio
Next, we will analyze loan evolution by segment at BCP Stand-alone:
QoQ: Total loans by Segment at BCP Stand-alone (in Quarter-end balances)
Total Loans (S/ Millions)	As of		QoQ Change		Balance in USD/PEN Neutral As of		QoQ Change in USD/PEN Neutral
	Sep 25	Dec 25	Volume	%	Sep 25	Dec 25	Volume	%
BCP Stand-alone	123,089	125,201	2,111	1.7%	123,089	126,471	3,382	2.7%
Wholesale Banking	53,340	54,142	802	1.5%	53,340	55,111	1,771	3.3%
Corporate	31,485	31,958	473	1.5%	31,485	32,521	1,036	3.3%
Middle - Market	21,855	22,184	329	1.5%	21,855	22,591	735	3.4%
Retail Banking	67,958	69,501	1,543	2.3%	67,958	69,771	1,813	2.7%
SME - Business	8,097	8,434	337	4.2%	8,097	8,550	454	5.6%
SME - Pyme	16,447	16,735	288	1.8%	16,447	16,739	292	1.8%
Mortgage	23,377	23,822	444	1.9%	23,377	23,871	494	2.1%
Consumer	13,781	14,074	293	2.1%	13,781	14,141	360	2.6%
Credit Card	6,257	6,437	180	2.9%	6,257	6,469	213	3.4%
Others (1)	1,791	1,558	-234	-13.0%	1,791	1,589	-203	-11.3%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.

Larger contraction in volume
Larger expansion in volume
QoQ, total loans in quarter-end balances at BCP Stand-alone increased 2.7% at a Neutral Exchange rate. This growth was driven mainly by Retail Banking (+2.7%), followed by Wholesale Banking (+3.3%). In Retail, all segments evolved positively QoQ, but star performers were:
•	Small Businesses, due to growth in disbursements of negotiable invoices and working capital loans in SME-Businesses and SME-Pyme, respectively.
•	Mortgage, due to an increase in the demand for loans in a context marked by more favorable macroeconomic conditions and interest rates that remained low.
•	Consumer, due to an uptick in loan disbursements, mainly through BCP Stand-alone and Yape.
In Wholesale Banking, growth was driven by an uptick in disbursements of medium and long-term loans in Corporate Banking, mainly in Corporate Banking and principally in the Mining and Energy sectors. Expansion in Middle Market Banking was led by growth in the agriculture and fishing sectors; the latter was favorably impacted by the beginning of the second fishing season in November.
YoY: Total Loans by Segment at BCP Stand-alone (in Quarter-end Balances)
Total Loans (S/ Millions)	As of		YoY Change		Balance in Neutral USD/PEN As of		YoY Change in Neutral USDPEN
	Dec 24	Dec 25	Volume	%	Dec 24	Dec 25	Volume	%
BCP Stand-alone	120,571	125,201	4,629	3.8%	120,571	129,962	9,391	7.8%
Wholesale Banking	53,525	54,142	617	1.2%	53,525	57,775	4,250	7.9%
Corporate	31,388	31,958	570	1.8%	31,388	34,067	2,679	8.5%
Middle - Market	22,136	22,184	48	0.2%	22,136	23,708	1,572	7.1%
Retail Banking	65,014	69,501	4,487	6.9%	65,014	70,513	5,499	8.5%
SME - Business	8,185	8,434	249	3.0%	8,185	8,871	686	8.4%
SME - Pyme	16,163	16,735	572	3.5%	16,163	16,750	587	3.6%
Mortgage	21,838	23,822	1,984	9.1%	21,838	24,007	2,169	9.9%
Consumer	12,866	14,074	1,208	9.4%	12,866	14,326	1,460	11.3%
Credit Card	5,962	6,437	475	8.0%	5,962	6,559	597	10.0%
Others (1)	2,032	1,558	-475	-23.4%	2,032	1,674	-358	-17.6%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.

Larger contraction in volume
Larger expansion in volume
YoY, total loans in quarter-end balances at BCP Stand-alone rose 7.8% at a Neutral Exchange rate. This growth was fueled mainly by Retail Banking (+8.5%), followed by Wholesale Banking (7.9%).

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

01. Loan Portfolio
In Retail, all segments evolved positively YoY but the star performers were:
•	Mortgage, due the same dynamics in play QoQ.
•	Consumer, due to growth in disbursements, which was fueled mainly by an increase in the appetite for risk at BCP Stand-alone, and secondarily by an uptick in disbursements through Yape.
•	Small Businesses, due to the same drivers seen QoQ.
In Wholesale Banking, growth was driven primarily by an uptick in disbursements of medium and long-term loans as businesses showed a larger appetite for borrowing in a more favorable economic environment marked by recovery in private investment.

YoY evolution of the Dollarization Level of Loans (in Quarter-end balances)

 (1) Participation in FC loans at the Credicorp level considers BCP Stand-alone, Mibanco, Mibanco Colombia, BCP Bolivia and ASB.

YoY, the dollarization level of the total portfolio dropped 157 bps. This evolution was led mainly by growth in LC loans (+5.5%), primarily in the Individuals segment, and secondarily by a drop in FC loans (-1.6%), mainly through BCP Bolivia and Mortgage.
Evolution of Loans in Average Daily Balances
Total loans in average daily balances (ADB) rose 0.3%, 3.1% and 2.3% QoQ, YoY, and YTD. It is important to note that the figures for ADB loans are derived from internal management figures and exclude the impact of the revaluation of the asset balance in BCP Bolivia.

For more details on the evolution of loans in average daily balances, see Appendix 12.1.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

02	Deposits

Total deposits grew 5.5% QoQ and 6.7% YoY. If we isolate the impact of an accounting adjustment at BCP Bolivia and the impact of the devaluation of the US Dollar against the sol, total deposits rose 7.0% QoQ.

This growth was primarily driven by growth in the Low-cost Deposit Balance, which was mainly fueled by the eighth pension fund withdrawal and secondarily by an increase in Savings Deposits, which was triggered by inflows from statutory bonuses in December.

YoY, Total Deposits rose 12.2% at a USD Pen Neutral Exchange Rate. This increase was driven by the same dynamics seen QoQ and by growth in the FC balance of Low-cost Deposits, which rose on the back of client moves to take advantage of appreciation to bolster their balances in US Dollars.

At the end of 4Q25, 73.0% of Total Deposits were Low-cost (Demand + Savings). Credicorp continued to lead th market in low-cost deposits with and MS of 40.7% at the end of December.

Deposits	As of			Change (Volume)		Change (%)		Change FX Neutral USD PEN (Volume)		Change FX Neutral USD PEN (%)
S/000	Dec 24	Sep 25	Dec 25	QoQ	YoY	QoQ	YoY	QoQ	YoY	QoQ	YoY
Demand deposits	52,590,952	50,930,173	57,051,969	6,121,796	4,461,017	12.0%	8.5%	6,076,139	8,628,002	11.6%	16.4%
Saving deposits	59,757,825	60,580,840	67,811,945	7,231,105	8,054,120	11.9%	13.5%	7,459,299	11,504,345	12.1%	19.3%
Time deposits	45,217,785	43,115,987	41,344,255	(1,771,732)	(3,873,530)	-4.1%	-8.6%	-2,398,426	-728,842	-5.3%	-1.6%
Severance indemnity deposits	2,996,020	2,956,446	3,192,565	236,119	196,545	8.0%	6.6%	258,240	279,447	8.7%	9.3%
Interest payable	1,279,484	847,009	1,000,899	153,890	(278,585)	18.2%	-21.8%	-19,077	-5,451	-1.6%	-0.4%
Low-cost deposits (1)	112,348,777	111,511,013	124,863,914	13,352,901	12,515,137	12.0%	11.1%
Total Deposits	161,842,066	158,430,455	170,401,633	11,971,178	8,559,567	7.6%	5.3%

Adjusted by Bolivia’s revaluation
Low-cost deposits (1)	112,348,777	114,236,696	126,058,318	11,821,622	13,709,541	10.3%	12.2%	13,535,438	20,132,347	11.8%	17.9%
Total Deposits	161,842,066	163,607,971	172,605,609	8,997,638	10,763,543	5.5%	6.7%	11,376,175	19,677,501	7.0%	12.2%

(1) Includes Demand Deposits and Saving Deposits

This quarter, Total Deposits rose 7.6% and 5.3%, QoQ and YoY, respectively. Both evolutions were impacted by asset revaluation at BCP Bolivia1. If we exclude this impact, Deposits rose 5.5% QoQ and 6.7% YoY. If we look at trends with a neutral USDPEN Exchange rate, the deposit balance rose 7.0% QoQ and 12.2% YoY, driven by the following dynamics:

QoQ, our balance for Total Deposits increased 7.0%, fueled mainly by:
•
A 12.1% increase in the balance for Demand Deposits and 11.6% for Savings Deposits. The increase in both balances was primarily attributable to growth in LC volumes at BCP Stand-alone in Individuals, which rose on the back of the eighth pension fund withdrawal. The balance for Savings Deposits, in turn, was pressured upward, by a lesser extent, by inflows from statutory bonuses in December.

The aforementioned was partially offset by:
•	A 5.3% reduction in the balance of Time Deposits. This evolution was driven by a decrease in LC volumes at BCP Stand-alone, which was fueled mainly by maturities of wholesale deposits.

YoY, our balance for Total Deposits increased 12.2%, driven primarily by:

An increase of 16.4% and 19.3% in the balance of Demand Deposits and Savings Deposits, respectively. Growth in both balances was driven by the same dynamics seen QoQ and by an increase in the FC volume at BCP Individual. This volume rose on the back of a 10.5% YoY appreciation in the exchange rate in 2025, which led both wholesale and retail clients to increase their balances in US Dollars. Growth in both balance types reflects our ongoing efforts to offer a differentiated transactional proposition to facilitate deposit capture in a context of high liquidity across the system.

The aforementioned was slightly offset by:

A 1.6% decrease in Time Deposits. This evolution was mainly attributable to a drop in FC balances at BCP Stand-alone, which were impacted by a reduction in interest rates following reference rate cuts. This decline was partially offset by growth in LC balances at BCP Stand-alone, which was supported by high deposit captures last quarter under our ongoing strategy to strengthen funding by increasing deposits’ share of the funding mix.

1 Como en trimestres recientes, esta evolución está impactada por un ajuste contable no monetario por la revalorización de activos relacionado al balance de BCP Bolivia.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

02. Deposits
Finally, thanks to investment in digital infrastructure and improved client relations, we increased our Low-cost Deposit Balance by 357 bps YoY. At the end of December, Low-Cost deposits represented 73.0% of our total deposits. In this scenario, our share of the market for low-cost deposits stood at 40.7% at year-end.

Level of Dollarization of Deposits

Deposits by Currency
(measured at quarter-end balances)

At the end of December 2025, the dollarization level of Total Deposits dropped 206 bps QoQ to stand at 42.6%; this level remains below the average of the past 4 years (48.1%). This result was primarily attributable to growth in Savings Deposits and Demand Deposits in LC, which rose mainly through inflows from pension fund withdrawals and secondarily, through statutory bonus payments in December.

YoY, the dollarization level dropped 423 bps. This evolution was fueled mainly by a decline in the USD PEN exchange rate, which impacted our FC balances, and by the same dynamics for growth in LC balances seen in the QoQ analysis.

Deposits by Currency and Type
(measured at quarter-end balance)

Loan / Deposit Ratio (Ratio C/D)

QoQ, the L/D dropped 464 bps at BCP Stand-alone. This evolution was driven by an uptick in the balance of Low-cost Deposits, which rose on the back of inflows from pension fund withdrawals. Growth in low-cost deposits was offset by an expansion in retail loans. At Mibanco, the ratio increased 254 bps. This evolution, which was driven mainly by loan growth, and an increase in small-ticket loans in particular, was partially offset by an increase in Savings Deposits in an environment marked by higher liquidity.
YoY, the L/D ratio dropped 247 bps at BCP Stand-alone. This trajectory was fueled by the same dynamics seen QoQ. At Mibanco, the ratio increased 12 pp on the back of an uptick in loan growth after the pace of disbursements gained traction in 4Q24 and continued to rise throughout the year. This growth was partially offset by an increase in Savings Deposits, which ran hand-in-hand with high liquidity levels across the system.

In the aforementioned scenario, the L/D ratio at Credicorp stood at 88.0%.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

02. Deposits

L/D Ratio Local Currency

L/D Ratio Foreign Currency

Market Share (MS) of Deposits in the Peruvian Financial System

Share of the Deposit Market in the Peruvian Financial System

At the end of December 2025, the MS of Total Deposit held by BCP and Mibanco in Peru was 33.0% and 2.5% (66 bps and -9 bps vs December 2024, respectively). In this context, BCP continued to lead the market for total deposits.

BCP reported growth in Low-cost deposits (+10.2% YoY), but this figure was below the print for the financial system (+11.2

% YoY). Regardless, BCP continued to lead the market for Low-Cost Deposits with a very solid MS of 40.0% at the end of December 2025 (-34 bps vs Dec 2024). In terms of Time Deposits, although fell across the financial system (-4.8% vs Dec 2024), BCP sustained a less marked reduction of 1.5% versus the print in December 2024. In this context, BCP’s market share rose (66 bps vs Sept 2024) to stand at 19.1% at the end of December 2025.

The market share of Low-cost Deposits held by Credicorp (BCP + Mibanco) dropped 31bps compared to the print in December 2024 and stood at 40.7% at the end of December 2025. Credicorp’s market share in Time Deposits rose 41bps above the figure reported in December 2024 to stand at 25.2% at the end of December 2025.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

In 4Q25, IEA increased 4.7% QoQ and 2.3% YoY. Funding, in turn, dropped 5.9% QoQ and 2.2% YoY. If we exclude the impact of BCP Bolivia’s accounting adjustment on Credicorp’s balance sheet, and assume a constant USD/PEN exchange rate, the evolution of IEA and Funding was marked by the following dynamics:

QoQ, IEA rose 5.1%. This evolution reflects an expansion in Cash and due from banks, which rose after liquidity levels increased on the back of inflows from pension fund withdrawals. Loan growth was a secondary contributor to higher IEA this quarter. Funding, in turn, increased 5.7%. This evolution was driven by growth in deposits following pension fund releases.

YoY, IEA increased 8.6%, bolstered by loan growth, mainly at BCP. The rise in Cash and due from banks also drove growth in IEA, albeit to a lesser extent. Finally, funding rose 9.1% on the back of an uptick in deposits, which were impacted by inflows from pension funds and bolstered by the broad transactional offering available through Credicorp’s ecosystem.

As was the case in previous quarters, the figures in our 4Q25 balance continue to reflect the impact of asset revaluation at BCP Bolivia (which did not affect cash flow). Accounting revaluations throughout 2025 applied exchange rates that were better aligned with the market. As of December, this revaluation generated an accounting contraction of 1.0% of Credicorp’s total assets.

The analysis of the evolution of IEA and Funding will focus on the business’s underlying dynamics, excluding the impact of th e aforementioned accounting adjustment.

3.1.	IEA

Interest Earning Assets	As of			% change
S/000	Dec 24	Sep 25	Dec 25	QoQ	YoY
Cash and due from banks	40,119,937	35,862,184	41,394,817	15.4%	3.2%
Total investments	53,825,858	51,186,579	52,804,942	3.2%	-1.9%
Cash collateral, reverse repurchase agreements and securities borrowing	1,033,177	3,404,639	2,177,200	-36.1%	110.7%
Total loans	145,732,273	144,752,254	149,984,954	3.6%	2.9%
Total interest earning assets	240,711,245	235,205,656	246,361,913	4.7%	2.3%
Total interest earning assets (Adjusted for Asset Revaluation)	240,711,245	239,824,996	248,477,652	3.6%	3.2%
Total interest earning assets (Adjusted for Asset Revaluation, FX Neutral USD/PEN)				5.1%	8.6%

IEA increased 4.7% QoQ and 2.3% YoY. Excluding the impact of both, the accounting adjustment at BCP Bolivia and the depreciation of the USD against PEN, IEA presented the following dynamics:

QoQ, IEA rose 5.1%. This evolution was driven mainly by Cash and due from banks, buoyed by high levels of market liquidity, which rose on the back of inflows from pension fund withdrawals and a subordinated bond issuance at BCP. Loan growth was a secondary contributor to the rise in IEA (see the dynamics in Chapter 1. Loan Portfolio). The drop in Cash collateral, reverse repurchase agreements and securities borrowing, was driven by the expiration of positions taken by Credicorp Capital, offset the upward trend in IEA this quarter.

YoY, IEA expanded 8.6%. This evolution was driven by, in order of impact, by: i) growth in the Loan balance, which was primarily fueled by retail segments at BCP Stand-alone; ii) an uptick in Available Funds, which rose through the same dynamics seen QoQ; iii) growth in cash collateral, reverse repurchasing agreements and securities borrowing; and iv) a mild increase in the Investment portfolio balances.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

03. Interest-earning Assets (IEA) and Funding

3.2.	Funding

Funding	As of			% change
S/ 000	Dec 24	Sep 25	Dec 25	QoQ	YoY
Deposits and obligations	161,842,066	158,430,455	170,401,633	7.6%	5.3%
Due to banks and correspondents	10,754,385	11,241,079	10,675,238	-5.0%	-0.7%
BCRP instruments	6,646,830	6,643,892	4,776,512	-28.1%	-28.1%
Repurchase agreements with clients and third parties	2,413,880	3,537,281	3,467,275	-2.0%	43.6%
Bonds and notes issued	17,268,443	12,209,724	14,025,535	14.9%	-18.8%
Total funding	198,925,604	192,062,431	203,346,193	5.9%	2.2%
Total funding (Adjusted for Asset Revaluation)	198,925,604	197,503,936	205,659,047	4.1%	3.4%
Total funding (Adjusted for Asset Revaluation, FX Neutral USD/PEN)				5.7%	9.1%

Funding increased by 5.9% QoQ and 2.2% YoY. Excluding the impact of both, the accounting adjustment at BCP Bolivia and the depreciation of the USD against PEN, funding presented the following dynamics:

QoQ, funding rose 5.7%, driven primarily by an increase in Deposits and obligations, which rose mainly through growth in low-cost deposits (See Chapter 2. Deposits for more details) and secondarily by Bonds and notes issued through a subordinated bond issuance at BCP. These positive contributions were partially offset by a drop in BCRP Instruments, which were impacted by expirations and a reduction in BCRP’s offerings in a high liquidity context.

YoY, funding grew 9.1%, driven mainly by an uptick in Deposits and obligations. Although pension fund withdrawals were a relevant external catalyst to growth in deposit balances, the solid transactional offering provided by Credicorp’s ecosystem also played a major role in driving structural growth in low-cost deposits. Growth in funding was partially offset by: i) expirations of BCP bonds, which were registered during the year, and ii) the reduction in the balance of BCRP instruments, which reflect the same dynamics mentioned in the QoQ analysis.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

04	Net Interest Income (NII)

Net Interest Income (INI) rose 4.2% QoQ, driven mainly by an increase in Interest from loans and secondarily by surplus liquidity capitalization.

YoY, NII rose 5.8%, triggered primarily by an increase in Interest and Similar Income. This item rose on the back of growth in loans volumes, which benefitted from an uptick in volumes and a more profitable mix. The decrease in Interest and Similar Expenses, which was attributable to a drop in market rates and an increase in balances for low-cost deposits, also contributed to growth in NII.

NIM increased by 5 bps YoY to 6.62% in 4Q25, driven by a reduction in the cost of funding and by higher yields on IEAs, associated with loan growth. Risk‑adjusted NIM reached a new peak[1] of 5.55% in 4Q25 and rose 51 bps over the year. This performance was driven by a shift in our loan portfolio mix toward retail segments, strengthened by improvements in risk management, and supported by a favorable macroeconomic environment.

Net interest income	Quarter			% change		Up to		% Change
S/000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Interest and Similar Income	5,012,121	4,987,693	5,125,394	2.8%	2.3%	19,869,256	19,930,169	0.3%
Interest and Similar Expenses	(1,382,327)	(1,299,864)	(1,284,127)	-1.2%	-7.1%	(5,754,125)	(5,213,690)	-9.4%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,250,239)	(1,158,421)	(1,140,166)	-1.6%	-8.8%	(5,246,769)	(4,653,609)	-11.3%
Net Insurance Financial Expenses	(132,088)	(141,443)	(143,961)	1.8%	9.0%	(507,356)	(560,081)	10.4%
Net Interest, similar income and expenses	3,629,794	3,687,829	3,841,267	4.2%	5.8%	14,115,131	14,716,479	4.3%

Balances
Average Interest Earning Assets (IEA)	237,518,087	233,285,291	240,783,785	3.2%	1.4%	232,646,024	243,536,579	4.7%
Average Funding	195,200,202	190,658,187	197,704,312	3.7%	1.3%	191,836,246	201,135,899	4.8%

Yields
Yield on IEAs	8.44%	8.55%	8.51%	-4 bps	7 bps	8.54%	8.18%	-36 bps
Cost of Funds(1)	2.56%	2.43%	2.31%	-12 bps	-25 bps	2.74%	2.31%	-43 bps
Net Interest Margin (NIM)(1)	6.34%	6.57%	6.62%	5 bps	28 bps	6.29%	6.27%	-2 bps
Risk-Adjusted Net Interest Margin(1)	5.08%	5.53%	5.55%	2 bps	47 bps	4.77%	5.28%	51 bps
Peru’s Reference Rate	5.00%	4.25%	4.25%	0 bps	-75 bps	5.00%	4.25%	-75 bps
FED funds rate	4.50%	4.25%	3.75%	-50 bps	-75 bps	4.50%	3.75%	-75 bps
(1) For further detail on the NIM and Cost of Funds calculation, please refer to Annex 12.8

QoQ, Net Interest Income (NII) rose 4.2%. This result was driven mainly by an increase in Interest and Similar Income, where growth was propelled by the following factors (in order of impact): i) an uptick in interest on loans, which rose through growth in volumes at BCP and Mibanco, and ii) an increase in interest on deposits in other banks, which rose through extraordinary inflows of liquidity from pension fund withdrawals; these funds were mainly capitalized through BCRP deposits. To a lesser extent, Interest and Similar Expenses also contributed to NII’s advance because ample liquidity was captured as low-cost deposits, which improved the funding cost by reducing dependency on more expensive sources such as time deposits and BCRP instruments.

YoY, NII reported growth of 5.8%. This evolution was driven, as was the case QoQ, mainly by Interest and Similar Income and secondarily, by Interest and Similar Expenses. It is important to note that loans were the main source of growth in Interest and Similar Income. This evolution was buoyed by a positive volume effect across segments and solid growth in retail loans in particular, which improved the mix. The drop in Interest and Similar Expenses over the period was driven by a reduction in interest on deposits, which fell due to both lower market rates and an increase in low-cost deposits’ share of the funding mix.

YTD, NII rose 4.3%, mainly on the back of a drop in Interest and Similar Expenses. This decline was fueled by a decrease in Interest on deposits, which was driven by the same factors seen in the YoY analysis. A secondary driver of growth YTD was Interest and Similar Income, which was impacted by an uptick in loan volumes and a consequent increase in interest income.
1   Since the implementation of IFRS 9 in 2018.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

04. Net Interest Income (NII)

Net Interest Margin

NIM rose 5 bps YoY to stand at 6.62% at the end of 4Q25. This expansion reflected a 25 bps drop in the cost of funding, which was impacted by a downward trend in interest rates. The IEA yield rose 7 bps YoY, buoyed by a positive impact from loan growth. In full-year 2025, NIM dropped 2 bps, demonstrating resilience in a low-interest rate environment. Risk-adjusted NIM reported a new peak of 5.55% in 4Q25 and rose 51 bps in the full-year print. These results reflect the improvements made to risk management since 2024 which, coupled with a favorable macroeconomic context, led to better client payment performance.

Dynamics of the Net Interest Margin by Currency

Interest Income / IEA	4Q24			3Q25			4Q25			Dec 24			Dec 25
	Average	Income	Yields	Average	Income	Yields	Average	Income	Yields	Average			Average
S/ millions	Balance			Balance			Balance			Balance	Income	Yields	Balance	Income	Yields
Total (LC + FC)
Cash and equivalents	38,564	386	4.0%	35,034	316	3.6%	38,628	366	3.8%	33,050	1,406	4.3%	40,757	1,369	3.4%
Other IEA	1,227	18	5.9%	3,999	68	6.8%	2,791	26	3.7%	1,222	100	8.2%	1,605	182	11.3%
Investments	53,578	667	5.0%	51,396	643	5.0%	51,996	639	4.9%	53,021	2,710	5.1%	53,315	2,634	4.9%
Loans	144,150	3,940	10.9%	142,857	3,961	11.1%	147,369	4,094	11.1%	145,354	15,655	10.8%	147,859	15,743	10.6%
Total IEA	237,519	5,011	8.4%	233,286	4,988	8.6%	240,784	5,125	8.5%	232,647	19,871	8.5%	243,536	19,928	8.2%
IEA (LC)	54.7%	68.8%	10.6%	56.7%	71.4%	10.8%	56.6%	71.2%	10.7%	56.2%	69.2%	10.5%	55.6%	71.1%	10.5%
IEA (FC)	45.3%	31.2%	5.8%	43.3%	28.6%	5.7%	43.4%	28.8%	5.6%	43.8%	30.8%	6.0%	44.4%	28.9%	5.3%

Interest Income / Funding	4Q24			3Q25			4Q25			Dec 24			Dec 25
	Average	Expense	Yields	Average	Expense	Yields	Average	Expense	Yields	Average			Average
S/ millions	Balance			Balance			Balance			Balance	Expense	Yields	Balance	Expense	Yields
Total (LC + FC)
Deposits	158,139	655	1.7%	156,577	565	1.4%	164,416	578	1.4%	154,773	2,850	1.8%	166,122	2,304	1.4%
BCRP + Due to Banks	17,447	287	6.6%	17,067	253	5.9%	16,669	245	5.9%	18,571	1,081	5.8%	16,427	1,030	6.3%
Bonds and Notes	17,110	201	4.7%	12,161	165	5.4%	13,117	185	5.6%	15,931	800	5.0%	15,647	710	4.5%
Others	2,504	239	38.2%	4,853	317	26.1%	3,502	276	31.5%	2,561	1,023	39.9%	2,940	1,170	39.8%
Total Funding	195,200	1,382	2.8%	190,658	1,300	2.7%	197,704	1,284	2.6%	191,836	5,754	3.0%	201,136	5,214	2.6%
Funding (LC)	49.6%	49.8%	2.8%	52.6%	52.8%	2.7%	54.1%	54.0%	2.6%	50.1%	50.5%	3.0%	52.6%	53.0%	2.6%
Funding (FC)	50.4%	50.2%	2.8%	47.4%	47.2%	2.7%	45.9%	46.0%	2.6%	49.9%	49.5%	3.0%	47.4%	47.0%	2.6%

NIM(1)	237,519	3,629	6.1%	233,286	3,688	6.3%	240,784	3,841	6.4%	232,647	14,117	6.1%	243,536	14,714	6.0%
NIM (LC)	54.7%	76.1%	8.5%	56.7%	77.9%	8.7%	56.6%	77.0%	8.7%	56.2%	76.9%	8.3%	55.6%	77.4%	8.4%
NIM (FC)	45.3%	23.9%	3.2%	43.3%	22.1%	3.2%	43.4%	23.0%	3.4%	43.8%	23.1%	3.2%	44.4%	22.6%	3.1%
(1) Unlike the NIM figure calculated according to the formula in Appendix 12.8, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) rose 4.2%, bolstered by growth in NII in both LC and FC. IEA in LC represented 56.6% of total IEA at the end of 4Q25 and represented 71.2% of interest income generated this quarter.

Dynamics in Local Currency (LC)

NII in LC rose 3.0%, driven by an uptick in interest income. This evolution reflects growth in income from Loans, which was fueled by growth in volumes. Interest expenses rose slightly over the period, impacted by an increase in the funding volume.

Dynamics in Foreign Currency (FC)

NII in FC rose 8.2% QoQ. This evolution was mainly driven by growth in interest income, which rose primarily through an increase in Cash and equivalents (subsequently capitalized through BCRP deposits) and secondarily, through growth in loan placements. A drop in the funding volume, which reflects a decrease in liquidity needs in FC, also contributed to growth in NII this quarter.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

04. Net Interest Income (NII)

YoY Analysis

YoY, NII rose 5.8%, driven by growth in NII in both LC and FC.

Dynamics in Local Currency (LC)

NII in LC rose 7.2% YoY, bolstered by growth in interest income, while interest expenses rose slightly. These results were driven by:

Interest income from Loans through: i) higher total loan volumes, reflecting improving economic conditions; and ii) a more favorable loan mix, with a stronger contribution from retail loans. In this context, the IEA yield in LC rose 10 bps to 10.7%.

Interest rate expenses increased marginally due to an uptick in Insurance financial expenses. This was partially offset by a decrease in expenses for Deposits, which reflects the impact of downward pressure on rates and an increase in low-cost deposits’ share of the mix. Given the upswing in captures of low-cost deposits, time deposit captures and positions in BCRP instruments fell. In this context, the cost of funding in LC dropped 25 bps to stand at 2.6%.

Dynamics in Foreign Currency (FC)

NII in FC increased 1.6% YoY due to:

Interest expenses in FC dropped. This dynamic was driven mainly by a negative volume effect due to: i) a decrease in the balance for Bonds, following debt expirations in 2025 and ii) a drop in the balances for deposits and BCRP instruments in FC, which reflects high liquidity captured in LC. The decline in interest rates was also relevant but generated less impact. In this context, the funding cost in FC dropped 22 bps to stand at 2.6%.

Interest income decreased due to the negative impact of low interest rates on Loans and, to a lesser degree, for Cash and equivalents. The YoY reduction in the volume of Loans and Investments also impacted income, albeit to a lesser extent. In this context, the IEA yield in FC fell 17 bps to stand at 5.6%.

YTD Analysis

YTD, NII rose 4.2%, reflecting growth in both LC and FC.

Dynamics in Local Currency (LC)

NII in LC increased 5.0%, driven mainly by an increase in interest income and secondarily by a drop in interest expenses. Expenses were up over the period, fueled primarily by growth in volume and by the same dynamics in play YoY. A secondary driver of the increase in expenses was the shift to a more profitable portfolio mix, where retail and microfinance loans registered growth. The drop in expenses was, in turn, driven by a decrease in expenses for deposits, which was fueled by the same factors seen YoY.

Dynamics in Foreign Currency (FC)

NII in FC rose 1.6% due to a drop in interest expenses, which was partially offset by a decrease in interest income. The reduction in interest expenses was primarily attributable to a decline in expenses for Deposits- in a scenario of low rates as described in the YoY analysis- and secondarily to a reduction in the funding volume through BCRP + Banks. Interest income, in turn, dropped due to a decrease in income from Loans, which was mainly attributable to a drop in market rates.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

05	Portfolio Quality and Provisions

Portfolio quality indicators registered sustained improvement over the last 12 months, driven by fortified risk management and improvements in the payment performance and Peruvian economy.

QoQ, the drop in NPLs at BCP Stand-alone was fueled mainly by debt repayments by Wholesale clients and, to lesser extent, by higher write-offs and repayments of loans under judicial recovery by SME Clients. At Mibanco, the decline in NPLs was fueled by a decrease in overdue loans. In this context, the NPL ratio fell 26 bps and 71 bps QoQ and YoY, respectively, to stand at 4.5%. This level is below those reported pre-economic recession in 2023.

QoQ, provisions rose on the back of growth at BCP Stand-alone, impacted by the dynamics of the retail business and specific impacts in Wholesale Banking. The provisions level in the Individuals segment remained stable but increased in SMEs. While the underlying risk in SMEs remained stable, total provisions rose slightly due to an increase in write-offs. In Wholesale, provisions rose due to an increase in risk at indirect exposure related to specific clients in the construction sector. This evolution was partially offset by a drop in provisions at Mibanco, which was driven by an improvement in payment performance. On a full-year basis, provisions dropped 31.6%, fueled by BCP Stand-alone and Mibanco. In this context, the cost of risk rose 6 bps QoQ but dropped 79 bps for the full year to stand at 1.6% at year-end.

Our portfolio quality indicators presented substantial improvement over the last year and continued to follow a positive trajectory in all segments, driven by fortified risk management and backed by improvements in the Peruvian economy and payment performance.

5.1	Portfolio Quality
Total Portfolio Quality (in Quarter-end balances)

Loan Portfolio quality and Delinquency ratios	As of			% change
S/000	Dec 24	Sep 25	Dec 25	QoQ	YoY
Total loans (Quarter-end balance)	145,732,273	144,752,254	149,984,954	3.6%	2.9%
Write-offs	896,714	713,933	656,331	-8.1%	-26.8%
Internal overdue loans (IOLs)	5,423,212	4,953,303	4,813,536	-2.8%	-11.2%
Internal overdue loans over 90-days	4,383,795	4,142,080	4,073,183	-1.7%	-7.1%
Refinanced loans	2,239,445	2,016,442	2,007,364	-0.5%	-10.4%
Non-performing loans (NPLs)	7,662,657	6,969,745	6,820,900	-2.1%	-11.0%
IOL ratio	3.7%	3.4%	3.2%	-21 bps	-51 bps
IOL over 90-days ratio	3.0%	2.9%	2.7%	-14 bps	-29 bps
NPL ratio	5.3%	4.8%	4.5%	-26 bps	-71 bps

QoQ, NPLs dropped 2.1%, led mainly by BCP Stand-alone, followed by Mibanco. Write-offs fell 8.1%, driven mainly by improvement in the quality of origination in the Individuals segment at BCP Stand-alone.

QoQ, at BCP Individual, the decline in NPLs was triggered mainly by Wholesale, which reported total debt repayment by two corporate clients in the Construction and Transportation sectors, followed by Retail, which registered higher write-offs and debt repayments by clients with loans under judicial recovery in SME-Pyme. At Mibanco, the drop in NPLs was fueled by a decrease in overdue loans, which was driven by a more cautious approach to origination and improvements in collections management in play since 2024. Thanks to these measures, 84% of our loan portfolio is currently comprised of new and healthier loans.

YoY, NPLs dropped 11.0%, led primarily by BCP Stand-alone, and secondarily by Mibanco. The decline in write-offs (-26.8%) was mainly by the same dynamics that drove the QoQ result.

YoY, at BCP Stand-alone, the decline in NPLs was primarily triggered by Wholesale, through the same dynamics seen QoQ and via debt repayment for a refinanced client in the real estate sector, and secondarily by Retail. In this segment, the decline was fueled mainly by (i) the dynamics seen in the QoQ analysis in SME-Pyme and (ii) a drop in debt refinancing in Consumer and Credit Cards, thanks to an improvement in the quality of origination and in collections management and backed by a more favorable economic backdrop. Finally, at Mibanco, the reduction in NPLs was driven by the same dynamics in play QoQ.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

05. Portfolio Quality and Provisions

NPL Ratio for Total Loans

The NPL ratio at Credicorp fell 26 bps QoQ to stand at 4.5%, which was below the levels reported pre-economic recession in 2023. This decline was mainly driven by loan growth and secondarily by the NPL dynamics described in the QoQ evolution.

If we analyze the QoQ evolution of the NPL Ratio by subsidiary, we find:

•     BCP Stand-alone, where the NPL ratio dropped 25 bps. In Individuals and SME-Business, the reduction in the ratio was driven mainly by loan growth. In Wholesale and
SME-Pyme, the decrease in the ratio was triggered primarily by a decrease in NPL volumes.

•	Mibanco, where the NPL ratio fell 43 bps, driven mainly a drop in NPL volumes and secondarily, by loan growth.

NPL Ratio for Total Loans at BCP (1)

The NPL Ratio at Credicorp fell 71 bps YoY to stand at 4.5%. This decline was fueled mainly by the same dynamics in play YoY and secondarily, by loan growth.

If we analyze the YoY evolution of the NPL ratio by Subsidiary, we see:

•      BCP Stand-alone, where the NPL Ratio fell 74 bps YoY. In the case of Wholesale and SMEs, the decrease in the ratio was triggered mainly by a drop in NPL volumes. In the case of Individuals, the reduction in the ratio was propelled primarily by loan growth and secondarily, by a reduction in NPL volumes.

•      Mibanco, where the NPL ratio fell 216 bps YoY, mainly through a decline in NPL volumes and secondarily, loan growth.
(1) It corresponds to management information by segment in BCP Stand-Alone.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

05. Portfolio Quality and Provisions

5.2	Provisions and Cost of Risk for Total Loans
Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Gross provision for credit losses on loan portfolio	(857,694)	(720,445)	(773,311)	7.3%	-9.8%	(3,943,301)	(2,873,454)	-27.1%
Recoveries of written-off loans	114,398	117,527	127,025	8.1%	11.0%	423,854	467,198	10.2%
Provision for credit losses on loan portfolio, net of recoveries	(743,296)	(602,918)	(646,286)	7.2%	-13.1%	(3,519,447)	(2,406,256)	-31.6%
Cost of risk (1)	2.1%	1.7%	1.8%	6 bps	-31 bps	2.4%	1.6%	-79 bps
(1) Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. It includes reversal of provisions for “El Niño” Phenomenon in 1Q24.

QoQ, provisions rose 7.2%, driven by an uptick at BCP Stand-alone and partially offset by a decline at Mibanco. At BCP Stand-alone, growth in provisions was triggered by dynamics in Retail Banking and by specific impacts in Wholesale Banking. In the first case, provisions were stable for Individuals but rose for SMEs. Core underlying risk in SME segments remained stable, but there was an increase in write-offs in SME-Pyme, which drove the increase in total provisioning. At the Wholesale level, growth in provisions was triggered by an increase in risk at indirect exposure related to specific clients in the construction sector. At Mibanco, provisions contracted slightly due to an improvement in payment performance. In this context, Credicorp’s CoR rose slightly by 6 bps QoQ and stood at a low level again this quarter with a print of 1.8%. This result reflects the positive impact of measures beginning in 2024 to strengthen risk management as well as sustained improvement in the Peruvian economy.

YoY, provisions dropped 13.1%, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the decrease in provisions was fueled mainly by Consumer and Credit Cards, which were impacted by a base effect generated by enhanced discriminatory capacity of our risk models. This evolution was partially offset by Wholesale, fueled by the same dynamics seen QoQ. At Mibanco, growth was propelled by loan growth. In this context, Credicorp’s CoR fell 31 bps YoY to stand at 1.8%.

On a full-year basis, provisions dropped 31.6%, driven mainly by BCP Stand-alone and Mibanco, and supported by sustained improvement in the Peruvian economy. At BCP Stand-alone, the decline was primarily triggered by the Individuals segment, which registered an improvement in payment performance and an increase in lower-risk vintages’ share of total
Cost of Riskby Subsidiary

loans. At Mibanco, the decline was driven mainly by an improvement in underlying risk as low-risk vintages gained terrain and currently represent 84% of the portfolio. In this context, Credicorp’s CoR dropped 79 bps to stand at 1.6%.

QoQ Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
YoY Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

FY Cost of Risk Evolution* (*) It includes reversal of provisions for “El Niño” Phenomenon in 1Q24. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

05. Portfolio Quality and Provisions

NPL Coverage Ratio (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/000	Dec 24	Sep 25	Dec 25	QoQ	YoY
Total loans (Quarter-end balance)	145,732,273	144,752,254	149,984,954	3.6%	2.9%
Allowance for loan losses	7,994,977	7,674,040	7,669,950	-0.1%	-4.1%
Non-performing loans (NPLs)	7,662,657	6,969,745	6,820,900	-2.1%	-11.0%
Allowance for loan losses over Total loans	5.5%	5.3%	5.1%	-19 bps	-38 bps
Coverage ratio of NPLs	104.3%	110.1%	112.4%	234 bps	811 bps

Allowance for loan losses
(in S/ millions)

(1) Others include Mibanco Colombia, ASB and eliminations.

QoQ, the allowance for loan losses dropped slightly by 0.1%, driven mainly by SME-Pyme at BCP Stand-alone.

YoY, the balance fell 4.1%, fueled mainly by Retail Banking at BCP Stand-alone, and secondarily by BCP Bolivia.

NPL Coverage Ratio

The total NPL Coverage Ratio at Credicorp stood at 112.4% at the end of 4Q25.

QoQ
The Total NPL Coverage Ratio at Credicorp rose 234 bps, fueled by the evolution of BCP Stand-alone and Mibanco.

At BCP Stand-alone, the ratio increased 260 pbs to stand at 112.2%. This evolution was driven by a decrease in NPLs, which fell on the back of the dynamics commented on in the QoQ analysis. At Mibanco, the ratio increased 612 bps to stand at 127.1%. This evolution was driven by a decline in NPLs, fueled by the same factors at play QoQ.

YoY
The Total NPL Coverage Ratio at Credicorp increased 811 bps, mainly on the back of the evolution of BCP Stand-alone and Mibanco.

At BCP Individual, the ratio rose 872 bps, mainly due to a drop in NPLs, which were fueled by the same dynamics as those seen YoY. At Mibanco, the ratio increased by 2.5 percentage points YoY, driven by a drop in NPLs (triggered by the same dynamics discussed in the YoY analysis).

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

06	Other Income

During 2025, Other Income consolidated its relevance as a revenue generation engine, driven primarily by the strong performance of Other Core Income. The latter recorded growth of 6.0% QoQ, 13.7% YoY, and 12.2% on a FY basis, translating into a 70bps increase in its share of Credicorp’s total revenues (24.6% in 2025 vs. 23.9% in 2024). This performance reinforces the continued execution of our revenue diversification strategy, supported by structural competitive advantages and the strengthening of our digital capabilities.

Growth in Other Core Income was driven by favorable results in both fees and FX transactions, largely associated with BCP Stand-alone. Higher fees reflect sustained growth in transactional volumes across core businesses and Yape, while FX gains were supported by more efficient pricing management in Retail Banking, as well as higher transaction volumes from wholesale clients.

Meanwhile, Other Non‑Core Income increased by 29.4% QoQ and 13.5% YoY, driven by stronger performance at Pacífico and BCP Stand-alone. On FY, the 8.8% increase was mainly explained by gains on securities and M&A consolidations.

6.	Other Income[1]
Other Income (1)		Quarter		% Change		Up to		% change
(S/ 000)	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Other Core Income	1,358,569	1,457,604	1,545,026	6.0%	13.7%	5,119,755	5,742,037	12.2%
Other Non-Core Income	224,164	196,587	254,473	29.4%	13.5%	992,211	1,079,242	8.8%
Total Other Income	1,582,733	1,654,191	1,799,499	8.8%	13.7%	6,111,966	6,821,279	11.6%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Other Income increased by 8.8% QoQ, 13.7% YoY, and 11.6% on a FY basis, mainly driven by higher Fee income and Net gains from foreign exchange transactions, which together constitute our Other Core Income.

6.1.	Other Core Income[1]
Other Core Income (1)	Quarter			% Change		Up to		% change
(S/ 000)	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Fee Income	973,339	1,063,032	1,118,110	5.2%	14.9%	3,759,950	4,199,719	11.7%
Net Gain on Foreign Exchange Transactions	385,230	394,572	426,916	8.2%	10.8%	1,359,805	1,542,318	13.4%
Total Other Core Income	1,358,569	1,457,604	1,545,026	6.0%	13.7%	5,119,755	5,742,037	12.2%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Other Core Income evolved as follows:

•
QoQ, Other Core Income continued to follow un upward trend. Key drivers this quarter were Fee Income (+5.2%) and the Net Gain on Foreign Exchange Transactions (+8.2%), which once again hit record highs at BCP Stand-alone. Favorable results from FX gains were driven by growth in transactions, which rose on the back of exchange rate volatility this quarter, where the Sol appreciated 3% (USDPEN 3.36 in Dec 25 vs USDPEN 3.47) against the US Dollar.

•
YoY, expansion was driven primarily by growth in Fee Income (+14.9%), whose dynamics will be discussed in the next section. The uptick in the Net Gain on Foreign Exchange Transactions (+10.8%), was driven mainly by Retail Banking at BCP Stand-alone, reflecting better pricing strategies in Retail segments, as well as higher transactional volumes from Wholesale clients. To a lesser extent, growth was supported by Credicorp Capital, primarily related to settlements from foreign currency sales in Colombia.

•
On a FY basis, growth was mainly driven by higher Fee Income (+11.7%) and a 13.4% increase in Net Gains from Foreign Exchange Operations, supported by sustained growth in transactional volumes at BCP Stand-alone. While Wholesale client volumes grew by 50%, revenue growth was primarily driven by the Retail segments. The positive performance of these segments reflects the strengthening of digital channels—mobile banking, online banking, telecredit, and Yape—together with disciplined pricing and spread management, supported by more active commercial initiatives. As a result, the total number of clients served increased by 16%, while the number of transactions grew by 38%, underscoring the success of the strategy.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

06. Other Income

Fee Income by Subsidiary
Fee Income by Subsidiary	Quarter			% Change		Up to		% Change
(S/ 000)	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
BCP Stand-Alone (1)	809,060	873,187	924,682	5.9%	14.3%	3,060,101	3,483,016	13.8%
BCP Bolivia (2)	14,197	10,244	14,535	41.9%	2.4%	68,560	52,175	-23.9%
Mibanco	24,108	28,873	31,596	9.4%	31.1%	88,466	116,441	31.6%
Mibanco Colombia	11,356	14,314	16,744	17.0%	47.4%	45,982	52,579	14.3%
Pacífico	(3,115)	(5,123)	(4,033)	-21.3%	29.5%	(12,021)	(19,199)	59.7%
Prima	88,102	95,006	97,023	2.1%	10.1%	372,481	383,334	2.9%
ASB	15,170	12,615	13,992	10.9%	-7.8%	63,477	53,274	-16.1%
Credicorp Capital	131,199	148,115	153,872	3.9%	17.3%	554,485	572,548	3.3%
Eliminations and Other (3)	(116,738)	(114,199)	(130,301)	14.1%	11.6%	(481,581)	(494,449)	2.7%
Total Net Fee Income	973,339	1,063,032	1,118,110	5.2%	14.9%	3,759,950	4,199,719	11.7%
(1) Beginning in 1Q25, accounting reclassifications related to credit card loyalty program expenses and Yape’s transactional fee expenses have been incorporated. These reclassifications affected Administrative and General Expenses as well as Fee Income. Prior periods have been restated for comparability and may differ from previously reported figures.
(2) Beginning in 1Q25, reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Prior periods have been restated for comparability and may differ from previously reported figures.
(3) Correspond mainly to the eliminations of bancassurance between Pacifico, BCP, and Mibanco.
QoQ, YoY and FY, growth was driven by an increase in fee income at BCP Stand-alone, whose dynamics will be discussed in the next section. In the QoQ and YoY prints, expansion was also attributable, albeit to a lesser extent, to Credicorp Capital, where growth was mainly driven by investment fund management and securities custody activities in Chile, as well as higher income from trust and advisory services in Peru. FY, expansion was also driven by the positive evolution at Mibanco, which reported growth in insurance commissions, which rose alongside growth in disbursements.

Fee Income at BCP Stand-alone

Composition of Fee Income at BCP Stand-alone (*)
BCP Stand-alone Fees (*)	Quarter			% Change		Up to		% change
(S/ 000,000)	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Payments and transactional services (1)	286	271	293	8.2%	2.7%	1,121	1,134	1.2%
Yape (2)	113	164	187	14.0%	65.9%	331	604	82.5%
Liability and Transactional Accounts (3)	189	204	201	-1.8%	6.2%	756	803	6.1%
Loan Disbursement (4)	98	103	98	-5.0%	-0.1%	384	402	4.6%
Off-balance sheet	55	54	56	4.8%	2.0%	224	219	-2.3%
Insurances	35	35	49	41.1%	39.8%	137	171	24.8%
Wealth Management and Corporate Finance	19	19	19	0.7%	-0.3%	59	73	23.9%
Others (5)	14	23	21	-9.7%	45.1%	48	76	59.8%
Total	809	873	924	5.9%	14.3%	3,060	3,483	13.8%
(*) Management Figures.
(1) Corresponds to fees from credit and debit cards, payments and collections. Beginning in 1Q25, accounting reclassifications related to expenses associated with the credit card loyalty program have been incorporated. These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(2) Not includes fees related to E-Commerce. Not includes FX and remittances. Beginning in 1Q25, accounting reclassifications associated with Yape’s transactional fee expenses have been incorporated.
These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported
(3) Corresponds to fees from Account maintenance, interbank transfers, national transfers, and international transfers.
(4) Corresponds to fees from retail and wholesale loan disbursements.
(5) Use of third-party networks, other services to third parties, and Commissions in foreign branches.

QoQ, Fee Income at BCP Stand-alone rose 5.9%, driven mainly by:

•
Yape (+14.0%), which reported better results in (i) QR/POS payments, which generate merchant fees, with growth driven by higher year‑end consumption, supported by increased client liquidity stemming from statutory bonus payments in December and pension fund withdrawals, as well as retail campaigns at shopping malls and digital platforms associated with Black Friday and Cyber sales. Secondary contributors to growth in fee income were (ii) Bill payments, which rose on the back of an uptick in use of functionalities that generate higher tickets, and (iii) Checkout, where transactions rose in line with seasonal consumption.

•
Core Business, which includes (i) Payment and Transactional Services, (ii) Liability and Transactional Accounts, and (iii) Loan Disbursements, which represent our most recurring and stable accounting items, registered an improvement mainly by Payment and Service Venues (+8.2%) through an uptick in transactions through debit and credit cards.

•	Insurance (+41.1%), through regularizations of income for the Card Protection product. Excluding this one-off, insurance fees growth would stand at 11.1%.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

06. Other Income

YoY, Fee Income was up 14.3%, fueled by:

•
Yape (+65.9%), where growth was driven by the same functionalities that drove expansion in the QoQ analysis, which represent the app’s most consolidated initiatives and best performers in terms of growth in frequency of use. The following also contributed to growth in Fee Income over the period: (i) Remittances, which rose on the back of strategic alliances that have broadened our access to and product distribution in different countries; and (ii) Yape Empresas, which reported an uptick in the number of affiliated establishments.

•	Insurance (+39.8%), fueled by the same dynamics seen QoQ.
•
Core Businesses, driven by (i) Liability and Transactional Accounts (+6.2%), which registered higher volumes for interbank and foreign transfers under our digitalization strategy for services, and (ii) Payment and Transactional Services (+2.7%), which reported growth in transactions due to expansion in the current base of active cards.

FY (Dec 25 vs Dec 24), growth stood at 13.8% and was driven by:

•
Yape (+82.5%), which reported an increase in the average number of functionalities employed by users (+11.4%) and in transactions that generate income (+61.3%), which reflects an uptick in adoption of the app’s products and services.

•
Core businesses, driven by (i) Liability and transactional accounts, which rose through an increase in Wires and Transfers and the Current Account gains, (ii) Loan Disbursements, which grew alongside loan growth, and (iii) Payment and Transactional venues, due to an uptick in billing through cards.

6.2 Other Non-Core Income
Other Non-Core Income	Quarter			% change		Up to		% change
(S/ 000)	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Net Gain on Securities	(47,377)	111,977	96,280	-14.0%	-303.2%	227,112	359,282	58.2%
Net Gain from Associates (1)	38,560	5,192	5,588	7.6%	-85.5%	135,183	41,404	-69.4%
Net Gain of Derivatives Held for Trading (2)	77,962	244	11,756	n.a.	-84.9%	156,195	51,917	-66.8%
Net Gain from Exchange Differences	(21,365)	7,518	8,319	10.7%	-138.9%	(41,058)	41,991	-202.3%
Other Non-operative Income	176,384	71,656	132,530	85.0%	-24.9%	514,779	584,648	13.6%
Total Other Non-Core Income	224,164	196,587	254,473	29.4%	13.5%	992,211	1,079,242	8.8%
(1) Includes gains on other investments. Beginning in 1Q25, revenues from the EPS and Medical Services businesses are no longer reported under Net Gain from Associates. Instead, they are fully consolidated into the Underwriting Insurance Result and the newly created Medical Services Result, respectively.
(2) Beginning in 1Q25, accounting reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Figures for prior periods have been restated for comparability and may differ from those previously reported.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

06. Other Income

(1) Otros: incluye Grupo Crédito, Credicorp Individual, eliminaciones y otros.

QoQ, Other Non-Core Income rose 29.4%, fueled mainly by:

•	Other non-operating income: increased 85.0% on the back of releases of administrative and contingent provisions at Pacifico, and due real estate asset sales at BCP Stand-alone.
•
Net Gain (Loss) on derivatives held for trading: due to stronger performance in Colombia from foreign exchange derivatives and securities trading, supported by more favorable market conditions at Credicorp Capital.

This impact was offset by a drop in the Net gain (loss) on securities, which dropped 14.0%, primarily due to a base effect at Credicorp Capital, due to lower gains in the Capital Markets Business in Colombia, related to fixed income operations, and attenuated by an improvement in results at Pacifico, driven by improved performance of the investment portfolio.

YoY, Other Non-Core Income expanded 13.5%, driven by:

•
Net gain (loss) on securities: up primarily due to (i) Pacifico, associated with a base effect, as 4Q24 recorded an impairment on an investment, while 4Q25 reflected stronger portfolio performance; (ii) BCP Stand-alone, due to sales of sovereign bonds; and (iii) ASB, due to driven by higher valuations of investment funds.

•	Net gain (loss) for exchange rate differences: triggered by an active USD position at ASB.

This performance was offset by a drop in (i) Net gain (loss) on derivatives held for trading (-84.9%), led mainly by ASB and Credicorp Capital, which both registered strong results in 4Q24 related to treasury gains on coverage for exposure in local currencies; (ii) Other non-operating income, which dropped 24.9%, led primarily by BCP Stand-alone, reflecting a base effect related to higher real estate sales, together with higher provisions recorded under Others, mainly at Grupo Crédito. This was partially offset by Pacifico, in line with the QoQ analysis. Finally, due to (iii) Net gain from associates, down 85.5%, led mainly by Pacifico, which was impacted in an accounting adjustment after the acquisition of Banmedica. Currently, the results for private medical insurance, corporate health insurance and medical services businesses, are consolidated in the Insurance Underwriting and Medical Services results rather than in the Net gain from associates line.

FY, Other Non-Core Income rose 8.8%, fueled by:

•
Net gain on securities: increased 58.2%, led mainly by BCP Stand-alone, which registered a sovereign bond exchange in 2Q25, and secondarily by Credicorp Capital and ASB, where improvements were fueled by better results in their fixed income portfolios. The aforementioned growth was attenuated by a devaluation of a fund in Others.

•	Net gain (loss) on exchange rate differences: mainly attributable to ASB, which reported treasury gains from coverage for exposures in local currencies.
•	Other non-operating income: rose 13.6%, impacted by an extraordinary gain following the acquisition of Banmedica.

FY growth was partially attenuated by the Net gain from associates (-69.4%), which was attributable to an accounting adjustment at Pacifico, and to the Net gain (loss) on derivatives held for trading (-66.8%), after results at ASB and Credicorp Capital fell due exposure in local currency portfolios, mainly for forward contracts and swaps.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

07	Insurance Underwriting and Medical Services Results

The Insurance Underwriting result dropped 17.4% QoQ, driven by the Life business, mainly reflecting normalization in the Disability & Survivorship line of the Life Business, which registered a base effect for favorable extraordinary reversals last quarter. If we exclude this business line, which did not actively operate in 2025, the underlying performance of our insurance operations iens4uQl2t5ardeomadineedSseogliduarnod the Insurance Underwriting Result remained relatively stable.
YoY, results increased 2.6%, driven by (i) Corporate Health, due to the consolidation of Banmedica’s operations, and (ii) P & C. On a full-year basis, results rose 15.9%, mainly fueled by Corporate Health. If we exclude the consolidation of Banmedica’s operations, the underwriting result rose 7.8%. Nonetheless, this was impacted by the contraction of the D&S line, which did not actively operate in 2025. Excluding this line, the underwriting result of the ongoing operating business rose 14.6% and was driven mainly by the Life business through a favorable performance in Credit and Individual lines, and by the P&C business, particularly through better results in Personal Lines and Cars.

Insurance Underwriting Result

Insurance Underwriting Results		Quarterly			% Change		Up to		%Change
S/millions		4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Total	Insurance Service Income	982.5	1,212.4	1,262.7	4.1%	28.5%	3,770.5	4,648.7	23.3%
	Insurance Service Expenses	(570.0)	(746.6)	(743.4)	-0.4%	30.4%	(2,057.0)	(2,800.7)	36.2%
	Reinsurance Results	(99.9)	(77.4)	(198.5)	156.3%	98.7%	(514.5)	(458.8)	-10.8%
	Insurance Undewrwriting Result	312.7	388.3	320.8	-17.4%	2.6%	1,199.0	1,389.2	15.9%
P&C	Insurance Service Income	492.0	490.1	510.3	4.1%	3.7%	1,874.8	1,960.4	4.6%
	Insurance Service Expenses	(331.5)	(319.7)	(248.5)	-22.3%	-25.0%	(1,148.9)	(1,212.3)	5.5%
	Reinsurance Results	(78.4)	(72.9)	(159.7)	119.1%	103.8%	(412.5)	(393.6)	-4.6%
	Insurance Undewrwriting Result	82.1	97.5	102.1	4.8%	24.4%	230.0	354.5	54.1%
Life	Insurance Service Income	471.5	326.7	334.5	2.4%	-29.1%	1,818.7	1,320.0	-27.4%
	Insurance Service Expenses	(238.1)	(38.0)	(131.2)	245.4%	-44.9%	(910.5)	(355.5)	-61.0%
	Reinsurance Results	(15.6)	(28.9)	(10.6)	-63.2%	-31.9%	(81.8)	(60.5)	-26.1%
	Insurance Undewrwriting Result	217.7	259.9	192.7	-25.8%	-11.5%	826.5	904.1	9.4%
Crediseguros	Insurance Service Income	25.3	14.8	18.2	23.1%	-28.0%	99.2	69.7	-29.7%
	Insurance Service Expenses	(5.6)	(2.2)	(3.6)	69.1%	-35.1%	(18.3)	(15.8)	-13.7%
	Reinsurance Results	(12.3)	(2.9)	(4.0)	39.3%	-67.3%	(42.2)	(19.6)	-53.5%
	Insurance Undewrwriting Result	7.3	9.8	10.5	8.1%	43.5%	38.7	34.3	-11.3%
EPS	Insurance Service Income	0.0	401.1	406.6	1.4%	n.a.	0.0	1,321.0	n.a.
	Insurance Service Expenses	0.0	(369.5)	(374.1)	1.3%	n.a.	0.0	(1,223.8)	n.a.
	Reinsurance Results	0.0	1.7	0.0	-100.0%	n.a.	0.0	0.0	n.a.
	Insurance Undewrwriting Result	0.0	33.3	32.4	-2.6%	n.a.	0.0	97.2	n.a.
QoQ, the Insurance Underwriting Result dropped 17.4%. This evolution was triggered by a less favorable reinsurance result (+156.3%), which was partially mitigated by an increase in Insurance Service Income (+4.1%) and a decrease in Insurance Service Expenses (-0.4%). It is important to note that in 2025, Pacifico did not participate in the SISCO VIII contract through the D&S line. Notwithstanding, the business registered extraordinary regularizations for this business. If we exclude D&S, we find that the Insurance Underwriting Result fell 0.5%.

YoY and YTD, the Insurance Underwriting Result increased 2.6% and 15.9%, respectively, driven by growth in Insurance Service Income (+28.5% and +23.3%), which was partially offset by growth in Insurance Service Expenses (+30.4% and +36.2%).

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

07. Insurance Underwriting and Medical Services Results
P & C

 Insurance Service Income

Insurance Service Expenses

QoQ, the Insurance Underwriting Result rose 4.8%. The following dynamics were noteworthy:
•
Insurance Service Income rose slightly by 4.1%, driven mainly by (i) Medical Assistance, due to an increase in premiums and a decrease in reserves for current risk (RRC), and (ii) Personal lines, where higher premiums were recorded for the Card Protection product and Home Mortgage.

•	Insurance Service Expenses dropped 22.3%, fueled mainly by Commercial Lines, which reported high-value claims releases in the Fire line.
•	The Reinsurance Result deteriorated, reflecting the drop in claims recovered from the reinsurer in Commercial lines, in line with the claims releases mentioned in the previous point.

YoY, the Insurance Underwriting result increased 24.4%. This evolution was driven by the following dynamics:
•
Insurance Service Income rose 3.7%, fueled mainly by (i) Medical Assistance, which reported an increase in renewals for comprehensive health products and group oncological, (ii) Personal lines, where the card protection product reported growth in sales through the Bancassurance and Alliances channel.

•	Insurance Service Expenses fell 25.0%, driven by the same dynamics in the QoQ analysis.
•	The Reinsurance Result deteriorated, due the same factors discussed in the QoQ analysis.

YTD, the Insurance Underwriting Result increased 13.1% due to (i) an uptick in Insurance Service Income, which rose through growth in premiums in Personal Lines, Commercial Lines, Medical Assistance and SOAT, and (ii) a more favorable Reinsurance Result, which was fueled by an increase in claims recovered from the reinsurer in Personal Lines and Medical Assistance.

Life
Insurance Service Income

Insurance Service Expenses

(1) As of 1Q25, the business previously known as “P & C Risks” has been reclassified into two separate categories: Personal Lines and Commercial Lines to better reflect the nature of insured risks. Historical figures have been adjusted for comparability purposes.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

07. Insurance Underwriting and Medical Services Results

QoQ, the Insurance Underwriting Result dropped 25.8%. The following dynamics:
•
Insurance Service Income rose 2.4%, driven primarily by (i) Individual Life, which reported growth in term life products due to higher rates of retention and (ii) Credit Life, due to growth in premiums through bancassurance and alliances.

•
Insurance Service Expenses rose 245.4%, fueled mainly by (i) D&S, due to a base effect generated by an increase in reserve releases for SISCO VII, which were registered in the first quarter and have been normalized, and (ii) Group Life, which reported an uptick in claims.

•
The Reinsurance Result improved due to the evolution of D&S, which reported a decrease in releases of reserves for claims recovered from the reinsurer, in line with the information provided in the previous point.

YoY, the Insurance Underwriting Result fell 11.5% due to the following dynamics:
•
Insurance Service Income dropped 29.1%, mainly due to the evolution of D&S, given that Pacifico did not award any tranche under the SISCO VIII contract award after having won a tranche under SISCO VII. The drop in the D&S Line was partially attenuated by Credit Life, which reported growth in premiums allotted to the period that were distributed through the Bancassurance and Alliances channel.

•
Insurance Service Expenses declined 44.9%, triggered mainly by (i) D&S, after Pacifico did not award any tranche under the SISCO VIII contract, and (ii) Credit Life, after claims fell through the Bancassurance channel.

•	The Reinsurance Result improved, due primarily to an increase in claims recovered from the reinsurer.

YTD, the Insurance Underwriting Result rose 9.4%. This evolution was mainly attributable to a decrease in Insurance Service Expenses in D&S and secondarily, in Individual Life and Credit Life. Growth in Insurance Service Income in Credit Life, which registered an increase in direct premiums distributed by Bancassurance and Alliances, also contributed to the improvement in the Underwriting Results. Bancassurance will have a key role in sustaining our insurance business in the long term.

Medical Services Result

In March 2025, Credicorp completed its acquisition of the remaining 50% stake in Empresas Banmédica under the joint venture with Pacífico Compañía de Seguros y Reaseguros S.A. (“Pacifico Seguros”) set forth in December 2014. This transaction allowed Credicorp, through its subsidiaries Pacifico Seguros y Grupo Crédito S.A., to assume fully ownership of Pacífico S.A. Entidad Prestadora de Salud (“Pacifico EPS”), which manages corporate healthcare for employees, medical services, and private medical insurance in Peru. This acquisition strengthens Credicorp’s capacity to create a more sustainable and inclusive economy by improving access to health insurance and services and bolstering efforts to expand financial inclusion.

Consequently, as of March 2025, the Corporate Health business’s result is primarily consolidated in Credicorp’s Underwriting Insurance Result lime while the Medical Services result is reported in a new account named “Medical Services.” It is important to note that in 1Q25, only the month of March was included.
QoQ, the Medical Services Result rose 0.6%, backed by solid commercial dynamics and prudent control over spending. YTD, the Medical Services Result contributed S/ 415M.

1 Includes results from March 2025.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

08	Operating Expenses

Operating expenses rose 12.0% on a full-year basis, driven mainly by core businesses at BCP Stand-alone and innovation initiatives at the Credicorp level. Expenses for core business at BCP Stand-alone rose due to: (i) growth in expenses for salaries and employee benefits, which registered higher expenses due to an increase in headcount associated with key strategic projects; and (ii) an increase in administrative and general expenses, mainly at BCP Stand-alone, which was driven by an uptick in cloud use due to growth in transactions in Yape, and at Pacifico, after the 100% of the operations in the joint venture with Banmedica were consolidated. Expenses for initiatives in the innovation portfolio at Credicorp rose 18.4%.

Total Operating Expenses

Operating expenses	Quarter			% change		Up to		% change
S/000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Salaries and employees benefits	1,271,578	1,341,137	1,428,178	6.5%	12.3%	4,676,436	5,435,471	16.2%
Administrative and general expenses	1,150,867	1,068,459	1,186,497	11.0%	3.1%	3,891,622	4,090,784	5.1%
Depreciation and amortization	186,625	219,800	256,914	16.9%	37.7%	713,470	893,142	25.2%
Association in participation	3,808	65	120	84.6%	-96.8%	28,269	7,355	-74.0%
Operating expenses (1)	2,612,878	2,629,461	2,871,709	9.2%	9.9%	9,309,797	10,426,752	12.0%

To analyze expenses, we will focus on YTD movements to eliminate seasonal effects between quarters.

YTD, Operating Expenses rose 12.0%, driven primarily by:

•
An increase in Salaries and Employee Benefits, which was fueled mainly by (i) BCP Stand-alone, which reported an increase in expenses for new hires, mainly for new projects related to commercial, and technological and transactional capabilities development, and (ii) Pacífico, which reported an uptick in compensation.

•
Growth in Administrative and General Expenses was driven by BCP Stand-alone and Pacifico. At BCP Stand-alone, the transactions volume rose through Yape, which generated an increase in expenses for infrastructure use in the cloud and for other services related to IT. At Pacifico, higher expenses were mainly driven by a change in the consolidation perimeter after Credicorp’s acquisition of 50% of Empresas Banmedica’s shares in the joint venture with Pacífico Compañía de Seguros y Reaseguros S.A., which was effective as of March 2025.

Administrative and General Expenses

Administrative and General Expenses	Quarter			% change		Up to		% change
S/000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
IT expenses and IT third-party services	386,150	336,894	422,856	25.5%	9.5%	1,251,424	1,385,862	10.7%
Advertising and customer loyalty programs	163,897	133,510	183,504	37.4%	12.0%	478,812	514,431	7.4%
Taxes and contributions	105,296	90,710	93,975	3.6%	-10.8%	382,711	354,353	-7.4%
Audit Services, Consulting and professional fees	171,101	120,177	165,592	37.8%	-3.2%	407,508	448,927	10.2%
Transport and communications	67,398	64,565	74,704	15.7%	10.8%	244,255	250,470	2.5%
Repair and maintenance	50,981	43,719	57,177	30.8%	12.2%	154,533	170,417	10.3%
Agents’ Fees	31,436	27,807	26,734	-3.9%	-15.0%	118,156	108,710	-8.0%
Services by third-party	6,220	27,766	37,126	33.7%	496.9%	107,274	112,962	5.3%
Leases of low value and short-term	36,936	34,858	40,883	17.3%	10.7%	124,781	143,855	15.3%
Miscellaneous supplies	24,864	16,993	15,014	-11.6%	-39.6%	91,769	69,582	-24.2%
Security and protection	16,614	16,888	18,905	11.9%	13.8%	65,970	69,679	5.6%
Subscriptions and quotes	14,261	20,774	19,525	-6.0%	36.9%	74,002	78,402	5.9%
Electricity and water	15,053	11,390	13,972	22.7%	-7.2%	52,260	48,150	-7.9%
Electronic processing	8,124	8,935	9,247	3.5%	13.8%	29,466	33,579	14.0%
Insurance	14,312	34,401	-18,515	-153.8%	-229.4%	55,150	44,046	-20.1%
Cleaning	8,415	6,474	7,208	11.3%	-14.3%	25,549	27,254	6.7%
Others	29,809	72,598	18,590	-74.4%	-37.6%	228,002	230,105	0.9%
Total	1,150,867	1,068,459	1,186,497	11.0%	3.1%	3,891,622	4,090,784	5.1%

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

08. Operating Expenses

YTD, administrative expenses rose 5.1%. Growth in operating expenses was driven mainly by BCP Stand-alone and, to a lesser degree, by Pacifico, which reported an increase in expenses for IT and system outsourcing as well as higher expenses for Auditing, Consulting, and professional fees (primarily associated with digital transformation initiatives).

Operating Expenses for Core Businesses and the Innovation Portfolio

Operating Expenses (1)	Quarter			% change		Up to		% change
S/ 000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Operating Expenses Ex Innovation	2,256,447	2,282,506	2,436,589	6.8%	8.0%	8,124,718	9,023,546	11.1%
Innovation Portfolio (2)	356,431	346,955	435,120	25.4%	22.1%	1,185,079	1,403,206	18.4%
Total Operating Expenses	2,612,878	2,629,461	2,871,709	9.2%	9.9%	9,309,797	10,426,752	12.0%

(1) Management figures
(2) Includes innovation portfolio initiatives in subsidiaries and Krealo.

YoY, the 12.0% increase in operating expenses was mainly fueled by core business at BCP Stand-alone and by our innovation portfolio at the Credicorp level. Disruption expenses currently represent 13.5% of total expenses and rose 18.4% YTD. Yape, Tenpo and Culqi were the main contributors to disruption expenses and represent 83% of total expenses on disruptive initiatives.

Growth in expenses for core business at BCP Stand-alone was driven by:
•	Core business expenses excluding IT
•
Growth in Employee Salaries and Benefits due to (i) an increase in headcount for new initiatives related to commercial, and technological and transactional capabilities development, and (ii) provisions for variable compensation, which rose alongside improved results.

•	Technology expenses (IT)
•	More personnel specializing in digital capacities (Data & Analytics and Software Engineering) were hired with salaries above the average. This is aligned with execution of strategic projects.
•	Growth in expenses for licenses and third-party IT services, in line with an uptick in hiring of specialized personnel.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

09	Operating Efficiency

The efficiency ratio evolved as expected and remains within the target range. YTD, the efficiency ratio deteriorated 154 pbs after the increase in operating expenses surpassed growth in operating income. This evolution is in line with higher expenses for core business growth at BCP Stand-alone and for innovation initiatives at the Credicorp level, whose objective is to strengthen our capabilities, drive efficiency down the line and ensure sustainable competitive advantages for the long term.

Efficiency Ratio (1) reported by subsidiary

Subsidiary	Quarter			% change		As of		% change
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
BCP Stand-alone	43.7%	39.9%	42.7%	278 bps	-96 bps	38.1%	39.7%	160 bps
BCP Bolivia	63.0%	59.0%	74.2%	1520 bps	1124 bps	63.9%	67.8%	384 bps
Mibanco Peru	52.2%	49.4%	49.6%	14 bps	-264 bps	52.7%	50.9%	-176 bps
Mibanco Colombia	69.5%	63.7%	66.2%	245 bps	-330 bps	76.2%	66.3%	-992 bps
Pacífico	29.6%	38.2%	45.0%	680 bps	1539 bps	27.6%	38.3%	1064 bps
Prima AFP	64.2%	52.5%	57.7%	520 bps	-652 bps	54.2%	54.0%	-20 bps
Credicorp	48.4%	46.4%	49.0%	266 bps	61 bps	45.0%	46.6%	154 bps

(1) Operating expenses / Operating income (under IFRS 1). Operating expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Insurance Underwriting Results + Results for Medical Services
The analysis will focus on YTD movements to eliminate seasonal effects between quarters.
The efficiency ratio has evolved as expected and remains in the target range despite a 154 bps increase YTD. The rise was fueled mainly by growth in operating expenses for: (i) core business at BCP, in line with an increase in expenses for Salaries and Employee Benefits and Administrative and General Expenses, and (ii) initiatives in Credicorp’s innovation portfolio. It is important to note that growth in Operating Income has been accompanied by growth in Operating Expenses.
As of 1Q25, a change was implemented in the calculation of the efficiency ratio. Specifically, within Operating Income, expenses for credit card fidelity programs are netted in the Fee Income line instead of the General and Administrative Expenses line, as was the case prior to 1Q25.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

10	Regulatory Capital

At the end of 4Q25, the regulatory capital ratio stood at 135%, which was above the minimum required.
The IFRS ratio at BCP Stand-alone rose 67 bps YoY to stand at 13.99%, which was above our internal appetite of 11%. This increase was driven by growth in Retained Earnings, which rose alongside business expansion, offset by an increase in RWAs, which reported growth in the balance of operating RWAs.
The IFRS CET1 Ratio at Mibanco dropped 22 bps YoY to stand at 17.30%, which was above our internal appetite of 15%. The YoY decrease in this ratio was triggered by growth in RWAs, which rose alongside portfolio growth, and was partially offset by an uptick in Retained Earnings, which reflects business expansion.

10.1 Regulatory Capital at Credicorp

Capital Analysis of the Financial Group

At the end of 4Q25, Credicorp’s Regulatory Capital Ratio stood 135% above the regulatory minimum. This attests to the Group’s financial solidity and stability. The ratio decreased 120 bps QoQ mainly by an increase in Retained Earnings, which was driven by business growth and higher Subordined Debt, due to an issuance in BCP. This increase was partially offset by growth in capital requirements which rose alongside portfolio growth in BCP and Mibanco. YoY, the ratio fell 193bps, impacted by an increase in capital requirements due to the same dynamics seen QoQ. This reduction was offset by a rise in Retained Earnings, which was driven by the same dynamics that drove the QoQ result and a higher Reserves for 2024 profit capitalization.

Capital Coverage Ratios

The Regulatory Tier 1 Ratio stood at 167% (-464bps QoQ, -77 bps YoY), while the CET1 ratio was situated at 200% (-776bps QoQ, - 273bps YoY), both above the regulatory minimum. Growth in both ratios was driven by the same dynamics that fueled the Regulatory Capital Ratio, with the exception of Subordinated Debt, which had no impact on either the Regulatory Tier 1 or CET1 ratios.

10.2 Analysis of Capital at BCP Stand-alone

The IFRS CET 1 ratio at BCP Stand-alone rose 82 bps QoQ to stand at 13.99% in 4Q25, which is above our internal appetite of 11%.
This uptick was driven by growth in Retained Earnings, which increased on the back of business expansion. This evolution was partially offset by an increase in RWAs, which reported growth in the balance of operating RWAs, on the back of an uptick in the Bank’s margin. YoY, the ratio increased 67pbs, driven mainly by growth in Retained Earnings, which was fueled by the same dynamics seen QoQ. Growth in this line was offset by an increase in RWAS, and credit RWAs in particular, which rose alongside

Finally, under current regulatory standards, the local CET1 ratio stood at 13.66%, which compares favorably with the minimum of 8.38% required at the end of December 2025. The Regulatory Global Capital Ratio, in turn, stood at 19.44% (+173bps QoQ). This ratio is above the minimum of 15.00% required by the regulatory as of December 2025. QoQ and YoY, variations for the local CET1 ratio were driven by the same dynamics that drove the evolution of IFRS CET1. Movements in the values for the Regulatory Global Capital ratio over the same period were driven by the same dynamics in play for IFRS CET1 and by growth in Subordinated Debt following an issuance.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

10. Regulatory Capital

10.3 Analysis of Capital at Mibanco
At the end of 4Q25, the IFRS CET 1 Ratio at Mibanco stood at 17.30% (+16bps QoQ), which was above our internal appetite of 15%. QoQ, the increase was driven by growth in Retained Earnings, which rose on the back of business expansion. The impact of an increase in Retained Earnings was offset by an uptick in RWAs, which was fueled by portfolio growth. YoY, the ratio dropped 22 bps, reflecting an increase in RWAS, which rose through the same dynamics seen QoQ. This rise was offset by growth in Retained Earnings in a context marked by business expansion.

Under the parameters of current regulation, the local CET 1 Ratio stood at  17.30%, which compares favorably to the minimum requirement of 8.38% at the end of December 2025. This ratio’s variations were driven by the same dynamics that drove the evolution of IFRS CET 1. The Regulatory Global Capital Ratio, in turn, stood at 21.25% (12bps QoQ), which is comfortably above the 15.25% minimum required by the regulator. This variation was triggered by the same factors that drove the evolution of IFRS CET1.
YoY, the Regulatory Global Capital ratio rose 34bps, fueled mainly by a Subordinated Debt issuance and by growth in Retained Earnings, which offset the increase in RWAS (associated with portfolio growth).

11	Economic Outlook

In 4Q25, GDP grew around 3.0% YoY, moderating from the 3.7% YoY recorded in 3Q25. The primary sectors slowed down due to a sharped contraction of the fishing sector, and near-flat mining growth amid lower copper production. In contrast, non-primary sectors accelerated around 3.7% YoY, driven by construction, commerce, and service.
Inflation accelerated marginally, closing the quarter at 1.5% YoY (compared to 1.4% YoY in 3Q25), below the midpoint of the target range (1%–3%). Meanwhile, this quarter, the BCRP decided to keep the reference interest rate unchanged at 4.25%. Over the year, the BCRP cut its reference rate by 25 basis points in three meetings (January, May, and September).
According to the BCRP, the exchange rate closed 4Q25 at USDPEN 3.361. Thus, the Peruvian Sol appreciated 3.2% compared to the end of 3Q25.

Peru: Economic Forecast
Peru	2020	2021	2022	2023	2024	2025 (4)	2026
GDP (US$ Millions)	210	230	249	272	296	327	373
Real GDP (% change)	-10.9	13.4	2.8	-0.4	3.5	3.4	3.5
GDP per capita (US$)	6,428	6,959	7,442	8,159	8,677	9,513	10,762
Domestic demand (% change)	-9.3	13.9	2.4	-1.0	4.2	5.7	4.7
Gross fixed investment (as % GDP)	-4	13	10	3	1	4	8
Financial system loan without Reactiva (% change) (1)	-6.6	9.8	10.9	3.6	0.9	7.3	9.2
Inflation, end of period (2)	2.0	6.4	8.5	3.2	2.0	1.5	2.0
Reference Rate, end of period	0.25	2.50	7.50	6.75	5.00	4.25	4.00
Exchange rate, end of period	3.62	3.99	3.81	3.71	3.76	3.36	3.20
Exchange rate, (% change) (3)	-9.3%	-10.3%	4.5%	2.7%	-1.3%	10.6%	4.8%
Fiscal balance (% GDP)	-8.7	-2.5	-1.7	-2.7	-3.4	-2.2	-1.6
Public Debt (as % GDP)	34	35	33	32	32	31	30
Trade balance (US$ Millions)	8	15	10	17	24	33	41
(As % GDP)	3.9%	6.6%	4.2%	6.3%	8.1%	10.1%	11.0%
Exports	43	63	66	67	76	91	105
Imports	35	48	56	50	52	58	64
Current account balance (As % GDP)	0.8%	-2.2%	-4.0%	0.3%	2.2%	2.4%	2.5%
Net international reserves (US$ Millions)	75	78	72	71	79	90	110
(As % GDP)	35.6%	34.1%	28.9%	26.1%	26.7%	27.6%	29.5%
(As months of imports)	26	20	15	17	18	19	21

Sources: INEI, BCRP y SBS.
(1) End of period.
(2) Inflation target: 1% - 3%
(3) Negative % change indicates depreciation.
(4) Grey area indicate estimates by BCP Economic Research as of February 2026

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product
(Annual Real Variations, % YoY)
In 4Q25, GDP is estimated to have grown by around 3.0% YoY, moderating from the 3.7% YoY recorded in 3Q25. Primary sectors slowed down to approximately 0.5% YoY, affected by a sharp contraction in the fishing sector (anchovy capture during the second season of Nov/Dec‑25 reached 1.4 million MT, compared to 2.0 million MT in Nov/Dec‑24) and near‑flat mining growth, mainly due to maintenance activities at several mining units and lower copper production (‑5%). In contrast, non‑primary sectors growth accelerated to around 3.7% YoY, driven by construction, commerce, and services.

In 2025, the Peruvian economy grew by around 3.4%, mainly reflecting: (i) a 17% increase in terms of trade, which reached a 75‑year high (on an annual average basis, silver, gold, and copper prices rose 42%, 44%, and 9%, respectively, while oil prices declined 15%);
(ii) lower interest rates in both U.S. dollars and soles (the Fed and the BCRP each cut policy rates by 75 bps); and (iii) the economy’s transition into the mid‑stage of the cycle following the 2023 recession and the early rebound in 2024.
In 2025, domestic demand (consumption and investment) increased 5.7% YoY. Private investment expanded around 10%, marking its strongest performance in 13 years, excluding the post‑pandemic rebound. Non‑residential non‑mining investment stood out, growing 14%, while mining investment increased by 15%. Meanwhile, formal private employment rose by around 6%; together with low inflation and the eighth pension funds withdrawal toward year‑end, supported private consumption growth of close to 3.8%. From a sectoral perspective, construction (7%), agriculture (5%), services (3.6%), and commerce (3.5%) posted solid growth.

Annual Inflation and Central Bank Reference Rate
(%)
The annual inflation rate in Metropolitan Lima edged up slightly from 1.4% at the end of 3Q25 to 1.5% at the end of 4Q25, remaining comfortably within the BCRP’s target range of 1%–3%. Core inflation (excluding food and energy) remained stable at 1.8%. Year-end headline inflation was the lowest in seven years, while core inflation reached its lowest level in five years.

In 4Q25, the BCRP kept its policy rate unchanged at 4.25%. Over the year, the central bank cut its reference rate by 25 basis points in three meetings (January, May, and September). The pace of easing was more gradual than in the previous two years, as the policy rate moved closer to its neutral level. Thus, since September 2023, when the easing cycle began, the BCRP has reduced its reference rate by a cumulative 350 basis points.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

11. Economic Outlook

Fiscal Balance and Current Account Balance
(% of GDP, Quarter)
The annualized fiscal deficit as of December 2025 stood at 2.2% of GDP, a significant improvement from 3.4% of GDP at end‑2024 and in line with the fiscal rule limit in force this year, after two consecutive years of non‑compliance. This notable improvement was mainly driven by higher fiscal revenues (+11.0% in 2025), reflecting elevated metal prices and solid domestic demand growth. On the expenditure side, current spending increased 6.8% (wages: +7.8%), while gross fixed capital formation, linked to public investment, rose 7.8%.

In 2025, Moody’s, Fitch, and Standard & Poor’s reaffirmed Peru’s sovereign credit ratings with stable outlooks. Moody’s assigns a Baa1 rating (three notches above investment grade), Fitch rates Peru at BBB (two notches above investment grade), and S&P assigns BBB‑, the lowest investment‑grade level.

Regarding external accounts, the current account surplus closed 3Q25 at 2.2% of GDP, similar to the 2.2% of GDP surplus recorded at end‑2024. This marks three consecutive years of current account surpluses, representing the strongest performance among peers, including Mexico, Brazil, Chile, and Colombia.

The 12‑month accumulated trade balance surplus as of November 2025 reached US$32.1 billion, a historical record and above the US$29.2 billion registered in September. Exports increased 18.4% YoY, reaching a record high of US$89.8 billion, driven by higher prices for key export metals (copper: +44%; gold: +65%). Meanwhile, imports grew 11.7% YoY, reflecting increases in consumer goods imports (+18.3% YoY), capital goods (+14.8% YoY), and imports of production inputs (+5.9% YoY), in line with the strong expansion of domestic demand and private investment.
Terms of trade, averaging January–November 2025, rose 17% YoY, supported by a 14.5% YoY increase in export prices (mainly higher copper, gold, and silver prices) and a 2.2% decline in import prices, driven by lower input costs such as oil. In November 2025, terms of trade reached an all‑time high.

Exchange Rate
(PEN per USD)
According to the BCRP, the exchange rate closed 4Q25 at USDPEN 3.361, an appreciation of 3.2% compared to the end of 3Q25 (USDPEN 3.471). This appreciation occurred despite a significant level of BCRP intervention, which helped mitigate exchange‑rate volatility. From November 2025 through year‑end, the BCRP conducted spot purchases totaling US$2.75 billion (2024: US$318 million; 2022: US$1.2 billion). In addition, the central bank allowed FX swap sale to mature, reducing the outstanding balance of this instrument from PEN 48 billion at end‑2024 to PEN 20 billion at end‑2025.

Over the year, the Peruvian sol appreciated 10.5%. In the region, the Colombian peso, Mexican peso, Brazilian real, and Chilean peso appreciated 14.3%, 13.5%, 11.0%, and 9.6%, respectively. On an annual average basis, the exchange rate stood at USDPEN 3.567, implying a 5.0% appreciation, the largest since 2010.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

11. Economic Outlook

Net International Reserves (NIR) closed 4Q25 at US$90.2 billion, up from US$85.1 billion at end‑3Q25 and US$79.0 billion at end‑2024. Meanwhile, the BCRP’s foreign exchange position closed 2025 at US$61.5 billion, an increase of US$4.3 billion compared to end‑3Q25 and US$7.9 billion relative to end‑2024.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

11. Economic Outlook
Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.
See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.
We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12	Appendix

12.1. Evolution of Loans in Average Daily Balances	51
12.2. Loan Portfolio Quality	51
12.3. Net Interest Income (NII)	55
12.4. Net Interest Margin (NIM) and Risk Adjusted NIM	55
12.5. Physical Point of Contact	56
12.6. Regulatory Capital	56
12.7. Financial Statements and Ratios by Business	60
12.7.1. Credicorp Consolidated	60
12.7.2. Credicorp Stand-alone	62
12.7.3. BCP Consolidated	63
12.7.4. BCP Stand-alone	65
12.7.5. BCP Bolivia	67
12.7.6. Mibanco	68
12.7.7. Prima AFP	69
12.7.8. Grupo Pacifico	70
12.7.9. Investment Management and Advisory	71
12.8. Table of Calculations	72
12.9. Glossary of terms	73

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.1.	Evolution of Loans in Average Daily Balances

Total Loans (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)
		As of		Volume change		% change		% Part. in total loans
	Dec 24	Sep 25	Dec 25	QoQ	YoY	QoQ	YoY	Dec 24	Sep 25	Dec 25
BCP Stand-alone	117,601	121,189	121,585	396	3,984	0.3%	3.4%	82.4%	82.6%	82.6%
Wholesale Banking	53,068	54,645	53,227	-1,418	159	-2.6%	0.3%	37.2%	37.2%	36.2%
Corporate	32,318	32,544	31,609	-935	-709	-2.9%	-2.2%	22.6%	22.2%	21.5%
Middle - Market	20,750	22,101	21,618	-483	868	-2.2%	4.2%	14.5%	15.1%	14.7%
Retail Banking	64,533	66,544	68,358	1,815	3,825	2.7%	5.9%	45.2%	45.4%	46.4%
SME - Business	7,956	7,751	8,078	327	122	4.2%	1.5%	5.6%	5.3%	5.5%
SME - Pyme	16,251	16,193	16,574	381	323	2.4%	2.0%	11.4%	11.0%	11.3%
Mortgage	21,709	22,986	23,525	539	1,816	2.3%	8.4%	15.2%	15.7%	16.0%
Consumer	12,755	13,511	13,862	351	1,107	2.6%	8.7%	8.9%	9.2%	9.4%
Credit Card	5,862	6,102	6,319	217	457	3.6%	7.8%	4.1%	4.2%	4.3%
Mibanco	12,057	12,734	13,171	437	1,114	3.4%	9.2%	8.4%	8.7%	8.9%
Mibanco Colombia	1,715	2,004	2,140	136	425	6.8%	24.8%	1.2%	1.4%	1.5%
Bolivia	9,628	9,363	8,976	-387	-652	-4.1%	-6.8%	6.7%	6.4%	6.1%
ASB Bank Corp.	1,779	1,431	1,299	-131	-480	-9.2%	-27.0%	1.2%	1.0%	0.9%
BAP’s total loans	142,780	146,720	147,172	452	4,392	0.3%	3.1%	100.0%	100.0%	100.0%
For consolidation purposes, loans generated in FC are converted to LC.
(1) Includes Special accounts, and other banking.
(2) Portfolio Management Figures. Non-audited figures.

Larger contraction in volume
Larger expansion in volume

12.2.	Loan Portfolio Quality

Portfolio Quality Ratios by Segment
Wholesale Banking

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
SME-Business

SME-Pyme

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Mortgage

Consumer

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Credit Cards

Mibanco

BCP Bolivia

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.3.	Net Interest Income (NII)
NII Summary
Net interest income		Quarter		% change		Up to		% Change
S/000	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Interest income	5,012,121	4,987,693	5,125,394	2.8%	2.3%	19,869,256	19,930,169	0.3%
Interest on loans	3,940,002	3,960,980	4,094,165	3.4%	3.9%	15,654,390	15,743,509	0.6%
Dividends on investments	15,285	19,179	20,064	4.6%	31.3%	49,469	87,275	76.4%
Interest on deposits with banks	386,205	316,420	366,208	15.7%	-5.2%	1,405,854	1,369,573	-2.6%
Interest on securities	652,155	623,216	618,810	-0.7%	-5.1%	2,660,322	2,547,084	-4.3%
Other interest income	18,474	67,898	26,147	-61.5%	41.5%	99,221	182,728	84.2%
Interest expense	1,382,327	1,299,864	1,284,127	-1.2%	-7.1%	5,754,125	5,213,690	-9.4%
Interest expense (excluding Net Insurance Financial Expenses)	1,250,239	1,158,421	1,140,166	-1.6%	-8.8%	5,246,769	4,653,609	-11.3%
Interest on deposits	655,429	565,344	577,645	2.2%	-11.9%	2,850,474	2,303,616	-19.2%
Interest on borrowed funds	286,638	252,490	245,191	-2.9%	-14.5%	1,081,126	1,029,593	-4.8%
Interest on bonds and subordinated notes	201,053	164,653	184,588	12.1%	-8.2%	799,223	710,390	-11.1%
Other interest expense	107,119	175,934	132,742	-24.6%	23.9%	515,946	610,010	18.2%
Net Insurance Financial Expenses	132,088	141,443	143,961	1.8%	9.0%	507,356	560,081	10.4%
Net interest, similar income and expenses	3,629,794	3,687,829	3,841,267	4.2%	5.8%	14,115,131	14,716,479	4.3%
Provision for credit losses on loan portfolio, net of recoveries	743,296	602,918	646,286	7.2%	-13.1%	3,519,447	2,406,256	-31.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,886,498	3,084,911	3,194,981	3.6%	10.7%	10,595,684	12,310,223	16.2%
Average interest earning assets	237,518,087	233,285,291	240,783,785	3.2%	1.4%	232,646,024	243,536,579	4.7%
Net interest margin (1)	6.34%	6.57%	6.62%	5 bps	28 bps	6.29%	6.27%	-2 bps
Risk-adjusted Net interest margin (1)	5.08%	5.53%	5.55%	2 bps	47 bps	4.77%	5.28%	51 bps
Net provisions for loan losses / Net interest income (1)	20.48%	16.35%	16.82%	47 bps	-366 bps	24.9%	16.4%	-858 bps

(1)	Annualized. For further detail on the NIM calculation due to IFRS17, please refer to Annex 12.8.

12.4.	Net Interest Margin (NIM) and Risk-Adjusted NIM by Subsidiary
NIM Breakdown	4Q24	3Q25	4Q25
BCP	6.01%	6.11%	6.11%
Mibanco	14.16%	15.02%	15.22%
BCP Bolivia	2.96%	3.21%	2.74%
Credicorp	6.34%	6.57%	6.62%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk Adjusted NIM Breakdown	4Q24	3Q25	4Q25
BCP	4.85%	5.25%	5.19%
Mibanco	10.66%	11.03%	11.57%
BCP Bolivia	2.12%	3.45%	2.60%
Credicorp	5.08%	5.53%	5.55%
Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.5.	Physical Point of contact

Physical Point of Contact (1) (Units)	As of			Change (units)
	Dec 24	Sep 25	Dec 25	QoQ	YoY
Branches (2)	648	646	644	(2)	(4)
ATMs	2,787	4,637	4,903	266	596
Agents	12,434	10,730	10,698	(32)	(216)
Total	15,869	16,013	16,245	232	376

(1)	Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia
(2)	Includes Banco de la Nacion branches, which in December 24 were 36, in September were 36 and in December 25 were 36

12.6.	Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(IFRS)
Regulatory Capital and Capital Adequacy Ratios	As of			Change %
S/000	Dec 24	Sep 25	Dec 25	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	-	-
Treasury Stocks	(208,879)	(209,845)	(209,845)	0.0%	0.5%
Capital Surplus	176,307	139,528	148,729	6.6%	-15.6%
Legal and Other Capital reserves	27,202,665	29,628,427	29,648,582	0.1%	9.0%
Minority interest	467,916	475,729	475,351	-0.1%	1.6%
Current and Accumulated Earnings (1)	6,592,462	6,737,239	8,330,246	23.6%	26.4%
Unrealized Gains or Losses (2)	(504,016)	392,256	159,324	-59.4%	-131.6%
Goodwill	(722,361)	(1,290,496)	(1,252,858)	-2.9%	73.4%
Intangible Assets (3)	(2,396,687)	(3,345,228)	(3,586,460)	7.2%	49.6%
Deductions in Common Equity Tier 1 instruments (4)	(673,952)	(81,609)	(99,319)	21.7%	-85.3%
Subordinated Debt	8,047,314	7,246,406	8,854,662	22.2%	10.0%
Loan loss reserves (5)	2,033,379	2,036,080	2,062,637	1.3%	1.4%
Deductions in Tier 2 instruments (6)	(1,322,352)	(1,438,739)	(2,036,821)	41.6%	54.0%
Total Regulatory Capital (A)	40,010,790	41,608,741	43,813,222	5.3%	9.5%
Total Regulatory Common Equity Tier 1 Capital (B)	31,252,448	33,764,993	34,932,743	3.5%	11.8%
Total Regulatory Tier 1 Capital (C)	31,252,448	33,764,993	34,932,743	3.5%	11.8%
Total Regulatory Capital Requirement (D)	29,124,775	30,993,862	32,346,541	4.4%	11.1%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	15,445,079	16,281,634	17,499,583	7.5%	13.3%
Total Regulatory Tier 1 Capital Requirement (F)	18,681,850	19,727,355	20,978,426	6.3%	12.3%
Regulatory Capital Ratio (A) / (D)	137%	134%	135%	120 pp	-193 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	202%	207%	200%	(776)	-273 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	167%	171%	167%	(464)	-77 bps

(1)	Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2)	Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3)	Different to Goodwill. Includes Diferred Tax Assets.
(4)	Investments in Equity.
(5)	Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6)	Investments in Tier 2 Subordinated Debt.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Regulatory and Capital Adequacy Ratios at BCP Stand-alone

Regulatory Capital	Quarter			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	6,124,302	6,125,452	6,125,452	0.0%	0.0%
Accumulated earnings	6,589,252	6,730,631	8,320,658	23.6%	26.3%
Loan loss reserves (1)	1,757,256	1,800,868	1,799,773	-0.1%	2.4%
Subordinated Debt	7,339,800	6,419,500	7,903,050	23.1%	7.7%
Unrealized Profit or Losses	(413,658)	(10,363)	138,930	-1440.6%	-133.6%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,477,732)	(2,535,672)	(2,691,973)	6.2%	8.6%
Intangibles	(1,515,214)	(1,624,042)	(1,795,540)	10.6%	18.5%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	30,255,097	29,757,465	32,651,442	9.7%	7.9%
Tier 1 Common Equity (2)	21,158,042	21,537,097	22,948,619	6.6%	8.5%
Regulatory Tier 1 Capital (3)	21,158,042	21,537,097	22,948,619	6.6%	8.5%
Regulatory Tier 2 Capital (4)	9,097,056	8,220,368	9,702,823	18.0%	6.7%

Total risk-weighted assets	Quarter			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Market risk-weighted assets	3,922,295	5,329,045	5,019,033	-5.8%	28.0%
Credit risk-weighted assets	139,402,972	142,895,450	142,806,023	-0.1%	2.4%
Operational risk-weighted assets	18,409,113	19,751,032	20,123,383	1.9%	9.3%
Total	161,734,381	167,975,527	167,948,439	0.0%	3.8%

Capital requirement	Quarter			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Market risk capital requirement	392,230	532,904	501,903	-5.8%	28.0%
Credit risk capital requirement	13,243,282	14,289,545	14,280,602	-0.1%	7.8%
Operational risk capital requirement	1,840,911	1,975,103	2,012,338	1.9%	9.3%
Additional capital requirements	6,882,642	7,348,282	8,400,182	14.3%	22.0%
Total	22,359,066	24,145,835	25,195,026	4.3%	12.7%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			% Change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
Common Equity Tier 1 ratio	13.08%	12.82%	13.66%	84 bps	58 bps
Tier 1 Capital ratio	13.08%	12.82%	13.66%	84 bps	58 bps
Regulatory Global Capital ratio	18.71%	17.72%	19.44%	173 bps	73 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital	As of			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	334,650	365,847	365,847	0.0%	9.3%
Accumulated earnings	369,573	394,428	550,164	39.5%	48.9%
Loan loss reserves (1)	144,751	158,725	167,481	5.5%	15.7%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	167,000	388,551	382,551	-1.5%	129.1%
Unrealidez Profit or Losses	(3,728)	7,294	12,032	65.0%	-422.7%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(298)	(164)	(216)	31.9%	-27.6%
Intangibles	(136,691)	(124,978)	(138,648)	10.9%	1.4%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,576,683	2,891,129	3,040,636	5.2%	18.0%
Tier Common Equity (2)	2,264,932	2,343,853	2,490,604	6.3%	10.0%
Regulatory Tier 1 Capital (3)	2,264,932	2,343,853	2,490,604	6.3%	10.0%
Regulatory Tier 2 Capital (4)	311,751	547,276	550,032	0.5%	76.4%

Total risk-weighted assets	As of			% change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Market risk-weighted assets	241,964	221,008	157,365	-28.8%	-35.0%
Credit risk-weighted assets	11,419,696	12,539,729	13,221,315	5.4%	15.8%
Operational risk-weighted assets	1,605,950	922,672	928,897	0.7%	-42.2%
Total	13,267,611	13,683,410	14,307,577	4.6%	7.8%

Capital requirement	As of			% change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Market risk capital requirement	24,196	22,101	15,737	-28.8%	-35.0%
Credit risk capital requirement	1,084,871	1,253,973	1,322,131	5.4%	21.9%
Operational risk capital requirement	160,595	92,267	92,890	0.7%	-42.2%
Additional capital requirements	184,428	188,096	198,320	5.4%	7.5%
Total	1,454,091	1,556,437	1,629,077	4.7%	12.0%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
Common Equity Tier 1 Ratio	17.07%	17.13%	17.41%	28 bps	34 bps
Tier 1 Capital ratio	17.07%	17.13%	17.41%	28 bps	34 bps
Regulatory Global Capital Ratio	19.42%	21.13%	21.25%	12 bps	183 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS	As of			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Capital and reserves	18,585,234	18,586,384	18,586,384	0.0%	0.0%
Retained earnings	7,345,245	7,524,062	9,077,924	20.7%	23.6%
Unrealized gains (losses)	81,399	505,339	636,199	25.9%	681.6%
Goodwill and intangibles	(1,741,267)	(1,806,698)	(1,971,859)	9.1%	13.2%
Investments in subsidiaries	(2,598,905)	(2,585,795)	(2,723,662)	5.3%	4.8%
Total	21,671,706	22,223,292	23,604,986	6.2%	8.9%

Adjusted RWAs IFRS	162,676,386	168,714,799	168,734,761	0.0%	3.7%
Adjusted Credit RWAs IFRS	140,344,978	143,634,722	143,592,345	0.0%	2.3%
Others	22,331,409	25,080,077	25,142,416	0.2%	12.6%

CET1 ratio IFRS	13.32%	13.17%	13.99%	82 bps	67 bps

Mibanco

Common Equity Tier 1 IFRS	As of			% Change
(S/ thousand)	Dec 24	Sep 25	Dec 25	QoQ	YoY
Capital and reserves	2,703,385	2,734,582	2,734,582	0.0%	1.2%
Retained earnings	(29,980)	(80,674)	55,838	-169.2%	-286.2%
Unrealized gains (losses)	(5,037)	7,100	11,531	62.4%	-328.9%
Goodwill and intangibles	(310,730)	(296,196)	(308,880)	4.3%	-0.6%
Investments in subsidiaries	(302)	(171)	(166)	-2.8%	-45.1%
Total	2,357,337	2,364,642	2,492,906	5.4%	5.8%

Adjusted RWAs IFRS	13,449,807	13,792,869	14,407,727	4.5%	7.1%
Adjusted Credit RWAs IFRS	11,597,881	12,649,188	13,321,465	5.3%	14.9%
Others	1,851,926	1,143,680	1,086,263	-5.0%	-41.3%

CET1 ratio IFRS	17.53%	17.14%	17.30%	16 bps	-22 bps

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.	Financial Statements and Ratios by Business
12.7.1.	Credicorp Consolidated

Consolidated Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,535,259	7,237,295	7,649,640	5.7%	1.5%
Interest bearing	40,119,937	35,862,184	41,394,817	15.4%	3.2%
Total cash and due from banks	47,655,196	43,099,479	49,044,457	13.8%	2.9%

Cash collateral, reverse repurchase agreements and securities borrowing	1,033,177	3,404,639	2,177,200	-36.1%	110.7%
Fair value through profit or loss investments	4,715,343	4,356,311	4,957,236	13.8%	5.1%
Fair value through other comprehensive income investments	40,142,638	38,005,522	39,034,049	2.7%	-2.8%
Amortized cost investments	8,967,877	8,824,746	8,813,657	-0.1%	-1.7%

Loans	145,732,273	144,752,254	149,984,954	3.6%	2.9%
Current	140,309,061	139,798,951	145,171,418	3.8%	3.5%
Internal overdue loans	5,423,212	4,953,303	4,813,536	-2.8%	-11.2%
Less - allowance for loan losses	(7,994,977)	(7,674,040)	(7,669,950)	-0.1%	-4.1%
Loans, net	137,737,296	137,078,214	142,315,004	3.8%	3.3%

Financial assets designated at fair value through profit or loss	932,734	956,885	992,429	3.7%	6.4%
Property, plant and equipment, net	1,841,147	2,725,302	2,672,458	-1.9%	45.2%
Due from customers on acceptances	528,184	553,561	345,906	-37.5%	-34.5%
Investments in associates	763,918	52,388	65,338	24.7%	-91.4%
Intangible assets and goodwill, net	3,289,157	4,596,373	4,764,394	3.7%	44.9%
Reinsurance contract assets	841,170	853,974	708,560	-17.0%	-15.8%
Other assets (1)	7,641,103	10,673,230	11,471,845	7.5%	50.1%

Total Assets	256,088,940	255,180,624	267,362,533	4.8%	4.4%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	47,160,191	46,588,002	52,217,286	12.1%	10.7%
Interest bearing	114,681,875	111,842,453	118,184,347	5.7%	3.1%
Total deposits and obligations	161,842,066	158,430,455	170,401,633	7.6%	5.3%

Payables from repurchase agreements and securities lending	9,060,710	10,181,173	8,243,787	-19.0%	-9.0%
BCRP instruments	6,646,830	6,643,892	4,776,512	-28.1%	-28.1%
Repurchase agreements with third parties	2,298,494	3,401,635	3,332,706	-2.0%	45.0%
Repurchase agreements with customers	115,386	135,646	134,569	-0.8%	16.6%

Due to banks and correspondents	10,754,385	11,241,079	10,675,238	-5.0%	-0.7%
Bonds and notes issued	17,268,443	12,209,724	14,025,535	14.9%	-18.8%
Banker’s acceptances outstanding	528,184	553,561	345,906	-37.5%	-34.5%
Insurance contract liability	13,422,285	14,203,439	14,264,155	0.4%	6.3%
Financial liabilities at fair value through profit or loss	151,485	928,814	1,055,893	13.7%	597.0%
Other liabilities	8,084,148	10,176,606	9,254,277	-9.1%	14.5%

Total Liabilities	221,111,706	217,924,851	228,266,424	4.7%	3.2%

Net equity	34,346,451	36,560,502	38,366,950	4.9%	11.7%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,879)	(209,845)	(209,845)	0.0%	0.5%
Capital surplus	176,307	139,528	148,729	6.6%	-15.6%
Reserves	27,202,665	29,628,427	29,648,582	0.1%	9.0%
Other reserves	214,627	353,144	544,767	54.3%	153.8%
Retained earnings	5,642,738	5,330,255	6,915,724	29.7%	22.6%

Non-controlling interest	630,783	695,271	729,159	4.9%	15.6%

Total Net Equity	34,977,234	37,255,773	39,096,109	4.9%	11.8%

Total liabilities and equity	256,088,940	255,180,624	267,362,533	4.8%	4.4%

Off-balance sheet	151,223,851	153,289,772	142,310,181	-7.2%	-5.9%
Total performance bonds, stand-by and L/Cs.	22,139,322	21,007,568	21,267,157	1.2%	-3.9%
Undrawn credit lines, advised but not committed	85,269,774	78,586,547	80,250,985	2.1%	-5.9%
Total derivatives (notional) and others	43,814,755	53,695,657	40,792,039	-24.0%	-6.9%

(1) Includes mainly accounts receivables from brokerage and others.
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
Consolidated Statement of Income
(In S/ thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Interest income and expense
Interest and similar income	5,012,121	4,987,693	5,125,394	2.8%	2.3%	19,869,256	19,930,169	0.3%
Interest and similar expenses	(1,382,327)	(1,299,864)	(1,284,127)	-1.2%	-7.1%	(5,754,125)	(5,213,690)	-9.4%
Net interest, similar income and expenses	3,629,794	3,687,829	3,841,267	4.2%	5.8%	14,115,131	14,716,479	4.3%
Provision for credit losses on loan portfolio	(857,694)	(720,445)	(773,311)	7.3%	-9.8%	(3,943,301)	(2,873,454)	-27.1%
Recoveries of written-off loans	114,398	117,527	127,025	8.1%	11.0%	423,854	467,198	10.2%
Provision for credit losses on loan portfolio, net of recoveries	(743,296)	(602,918)	(646,286)	7.2%	-13.1%	(3,519,447)	(2,406,256)	-31.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,886,498	3,084,911	3,194,981	3.6%	10.7%	10,595,684	12,310,223	16.2%

Other income
Fee income	973,339	1,063,032	1,118,110	5.2%	14.9%	3,759,950	4,199,719	11.7%
Net gain on foreign exchange transactions	385,230	394,572	426,916	8.2%	10.8%	1,359,805	1,542,318	13.4%
Net loss on securities	(47,377)	111,977	96,280	-14.0%	-303.2%	227,112	359,282	58.2%
Net gain from associates	38,560	5,192	5,588	7.6%	-85.5%	135,183	41,404	-69.4%
Net gain (loss) on derivatives held for trading	77,962	244	11,756	4718.0%	-84.9%	156,195	51,917	-66.8%
Net gain (loss) from exchange differences	(21,365)	7,518	8,319	10.7%	-138.9%	(41,058)	41,991	-202.3%
Others	176,384	71,656	132,530	85.0%	-24.9%	514,779	584,648	13.6%
Total other income	1,582,733	1,654,191	1,799,499	8.8%	13.7%	6,111,966	6,821,279	11.6%
Insurance underwriting result
Insurance Service Result	407,149	467,467	519,300	11.1%	27.5%	1,693,617	1,848,025	9.1%
Reinsurance Result	(94,467)	(79,117)	(198,457)	150.8%	110.1%	(494,597)	(458,825)	-7.2%
Total insurance underwriting result	312,682	388,350	320,843	-17.4%	2.6%	1,199,020	1,389,200	15.9%

Medical services result
Sales of medical services	-	421,360	414,114	-1.7%	n.a.	-	1,387,341	n.a.
Cost of sales of medical services	-	(297,407)	(289,441)	-2.7%	n.a.	-	(972,707)	n.a.
Total medical services result	-	123,953	124,673	0.6%	n.a.	-	414,634	n.a.

Total Expenses
Salaries and employee benefits	(1,271,578)	(1,341,137)	(1,428,178)	6.5%	12.3%	(4,676,436)	(5,435,471)	16.2%
Administrative, general and tax expenses	(1,150,867)	(1,068,459)	(1,186,497)	11.0%	3.1%	(3,891,622)	(4,090,784)	5.1%
Depreciation and amortization	(186,625)	(219,800)	(256,914)	16.9%	37.7%	(713,470)	(893,142)	25.2%
Impairment loss on goodwill	(4,300)	-	-	n.a.	-100.0%	(27,346)	-	-100.0%
Association in participation	(3,808)	(65)	(120)	84.6%	-96.8%	(28,269)	(7,355)	-74.0%
Other expenses	(409,049)	(115,181)	(208,248)	80.8%	-49.1%	(745,000)	(561,031)	-24.7%
Total expenses	(3,026,227)	(2,744,642)	(3,079,957)	12.2%	1.8%	(10,082,143)	(10,987,783)	9.0%

Profit before income tax	1,755,686	2,506,763	2,360,039	-5.9%	34.4%	7,824,527	9,947,553	27.1%

Income tax	(598,348)	(728,308)	(735,153)	0.9%	22.9%	(2,201,275)	(2,864,899)	30.1%

Net profit	1,157,338	1,778,455	1,624,886	-8.6%	40.4%	5,623,252	7,082,654	26.0%
Non-controlling interest	30,625	39,800	37,876	-4.8%	23.7%	121,998	157,277	28.9%
Net profit attributable to Credicorp	1,126,713	1,738,655	1,587,010	-8.7%	40.9%	5,501,254	6,925,377	25.9%

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.2.	Credicorp Stand-alone

Separate Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and cash equivalents	399,943	121,123	320,909	164.9%	-19.8%
At fair value through profit or loss	-	-	-	n.a.	n.a.
Fair value through other comprehensive income investments	1,262,327	101,222	101,684	0.5%	-91.9%
In subsidiaries and associates investments	38,291,133	40,527,583	42,246,625	4.2%	10.3%
Investments at amortized cost	695,652	-	-	n.a.	n.a.
Other assets	6,777	9,626	8,836	-8.2%	30.4%
Total Assets	40,655,832	40,759,554	42,678,054	4.7%	5.0%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Due to banks, correspondents and other entities	-	-	-	n.a.	n.a.
Bonds and notes issued	1,829,657	-	-	n.a.	n.a.
Other liabilities	230,660	211,103	274,606	30.1%	19.1%
Total Liabilities	2,060,317	211,103	274,606	30.1%	-86.7%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	26,651,390	28,438,904	28,438,708	0.0%	6.7%
Unrealized results	35,535	51,015	275,191	n.a.	n.a.
Retained earnings	10,205,055	10,354,997	11,986,014	15.8%	17.5%
Total net equity	38,595,515	40,548,451	42,403,448	4.6%	9.9%

Total Liabilities And Equity	40,655,832	40,759,554	42,678,054	4.7%	5.0%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Interest income
Net share of the income from investments in subsidiaries and associates	1,121,288	1,820,418	1,700,043	-6.6%	51.6%	6,313,139	7,671,155	21.5%
Interest and similar income	24,419	300	298	-0.7%	-98.8%	93,486	41,191	-55.9%
Net gain on financial assets at fair value through profit or loss	-	-	-	n.a.	n.a.	1,234	-	n.a.
Total income	1,145,707	1,820,718	1,700,341	-6.6%	48.4%	6,407,859	7,712,346	20.4%

Interest and similar expense	(13,637)	(9)	15	n.a.	n.a.	(54,237)	(24,511)	-54.8%
Administrative and general expenses	(4,134)	(4,435)	(10,992)	147.8%	165.9%	(18,085)	(25,596)	41.5%
Total expenses	(17,771)	(4,444)	(10,977)	147.0%	-38.2%	(72,322)	(50,107)	-30.7%

Operating income	1,127,936	1,816,274	1,689,364	-7.0%	49.8%	6,335,537	7,662,239	20.9%

Results from exchange differences	175	67	352	n.a.	101.1%	(2,681)	(2,984)	11.3%
Other, net	(7)	(7)	103	n.a.	n.a.	(383)	(320)	n.a.

Profit before income tax	1,128,104	1,816,334	1,689,819	-7.0%	49.8%	6,332,473	7,658,935	20.9%
Income tax	(8,612)	(60,945)	(57,526)	-5.6%	n.a.	(146,713)	(215,852)	47.1%
Net income	1,119,492	1,755,389	1,632,293	-7.0%	45.8%	6,185,760	7,443,083	20.3%

Double Leverage Ratio	99.2%	99.9%	99.6%	-32 bps	42 bps	99.2%	99.6%	42 bps

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix

12.7.3	BCP Consolidated

Consolidated Statement of Financial Position
(S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,430,818	5,571,298	5,215,104	-6.4%	-4.0%
Interest bearing	39,106,465	33,968,802	39,683,584	16.8%	1.5%
Total cash and due from banks	44,537,283	39,540,100	44,898,688	13.6%	0.8%

Cash collateral, reverse repurchase agreements and securities borrowing	19,151	1,211,354	852,396	-29.6%	n.a.

Fair value through profit or loss investments	603,635	368,478	641,157	74.0%	6.2%
Fair value through other comprehensive income investments	23,375,769	21,868,305	22,839,625	4.4%	-2.3%
Amortized cost investments	8,277,440	8,124,785	8,227,850	1.3%	-0.6%

Loans	132,053,791	135,408,707	138,303,962	2.1%	4.7%
Current	126,990,918	130,730,717	133,820,771	2.4%	5.4%
Internal overdue loans	5,062,873	4,677,990	4,483,191	-4.2%	-11.4%
Less - allowance for loan losses	(7,443,523)	(7,284,860)	(7,209,280)	-1.0%	-3.1%
Loans, net	124,610,268	128,123,847	131,094,682	2.3%	5.2%

Property, furniture and equipment, net (1)	1,496,066	1,558,842	1,567,598	0.6%	4.8%
Due from customers on acceptances	528,184	553,851	346,540	-37.4%	-34.4%
Investments in associates	29,368	25,660	30,556	19.1%	4.0%
Other assets (2)	7,500,553	8,135,126	9,423,377	15.8%	25.6%

Total Assets	210,977,716	209,510,348	219,922,469	5.0%	4.2%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	44,280,933	42,835,241	47,989,475	12.0%	8.4%
Interest bearing	103,434,795	104,254,936	109,090,077	4.6%	5.5%
Total deposits and obligations	147,715,728	147,090,177	157,079,552	6.8%	6.3%

Payables from repurchase agreements and securities lending	7,203,885	7,347,033	6,013,486	-18.2%	-16.5%
BCRP instruments	6,646,830	6,642,780	4,776,512	-28.1%	-28.1%
Repurchase agreements with third parties	557,055	704,253	1,236,974	75.6%	122.1%

Due to banks and correspondents	10,165,266	10,529,292	9,768,390	-7.2%	-3.9%
Bonds and notes issued	13,627,208	10,114,714	11,675,417	15.4%	-14.3%
Banker’s acceptances outstanding	528,184	553,851	346,540	-37.4%	-34.4%
Financial liabilities at fair value through profit or loss	-	455,454	578,541	27.0%	n.a.
Other liabilities (3)	5,585,850	6,665,448	6,014,541	-9.8%	7.7%
Total Liabilities	184,826,121	182,755,969	191,476,467	4.8%	3.6%

Net equity	26,007,483	26,610,823	28,295,366	6.3%	8.8%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	5,905,440	5,906,590	5,906,590	0.0%	0.0%
Unrealized gains and losses	82,590	507,687	638,465	25.8%	673.1%
Retained earnings	7,339,659	7,516,752	9,070,517	20.7%	23.6%

Non-controlling interest	144,112	143,556	150,636	4.9%	4.5%

Total Net Equity	26,151,595	26,754,379	28,446,002	6.3%	8.8%

Total liabilities and equity	210,977,716	209,510,348	219,922,469	5.0%	4.2%

Off-balance sheet	139,066,953	146,718,825	132,887,977	-9.4%	-4.4%
Total performance bonds, stand-by and L/Cs.	21,683,478	20,740,429	20,991,000	1.2%	-3.2%
Undrawn credit lines, advised but not committed	74,193,794	72,873,063	71,432,289	-2.0%	-3.7%
Total derivatives (notional) and others	43,189,681	53,105,333	40,464,688	-23.8%	-6.3%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix

Consolidated Statement of Income
(S/ thousands, IFRS)

	Quarter			% change		Up to		% Change
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Interest income and expense
Interest and similar income	4,381,994	4,359,098	4,486,502	2.9%	2.4%	17,346,146	17,415,907	0.4%
Interest and similar expense (1)	(1,025,087)	(930,847)	(937,173)	0.7%	-8.6%	(4,286,492)	(3,796,368)	-11.4%
Interest income and expense	3,356,907	3,428,251	3,549,329	3.5%	5.7%	13,059,654	13,619,539	4.3%

Provision for credit losses on loan portfolio	(786,209)	(675,251)	(714,928)	5.9%	-9.1%	(3,683,332)	(2,673,049)	-27.4%
Recoveries of written-off loans	108,560	113,472	123,065	8.5%	13.4%	402,380	450,539	12.0%
Provision for credit losses on loan portfolio, net of recoveries	(677,649)	(561,779)	(591,863)	5.4%	-12.7%	(3,280,952)	(2,222,510)	-32.3%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,679,258	2,866,472	2,957,466	3.2%	10.4%	9,778,702	11,397,029	16.5%

Other income
Fee income	833,341	902,082	956,996	6.1%	14.8%	3,150,264	3,601,033	14.3%
Net gain on foreign exchange transactions	313,538	349,768	374,685	7.1%	19.5%	1,166,567	1,379,529	18.3%
Net gain (loss) on securities	(19,571)	2,683	21,796	n.a.	n.a.	27,933	156,966	n.a.
Net gain on derivatives held for trading	24,881	33,178	13,149	-60.4%	-47.2%	77,674	91,169	17.4%
Net loss (gain) from exchange differences	(1,989)	(1,064)	3,372	n.a.	n.a.	(5,455)	10,633	n.a.
Others	95,118	28,774	58,303	102.6%	-38.7%	246,098	141,476	-42.5%
Total other income	1,245,318	1,315,421	1,428,301	8.6%	14.7%	4,663,081	5,380,806	15.4%

Total expenses
Salaries and employee benefits	(973,566)	(958,832)	(1,016,716)	6.0%	4.4%	(3,441,259)	(3,906,793)	13.5%
Administrative expenses	(899,653)	(805,053)	(936,160)	16.3%	4.1%	(2,968,543)	(3,102,808)	4.5%
Depreciation and amortization (2)	(154,731)	(181,978)	(186,914)	2.7%	20.8%	(583,990)	(713,048)	22.1%
Other expenses	(104,374)	(55,223)	(71,464)	29.4%	-31.5%	(283,169)	(237,305)	-16.2%
Total expenses	(2,132,324)	(2,001,086)	(2,211,254)	10.5%	3.7%	(7,276,961)	(7,959,954)	9.4%

Profit before income tax	1,792,252	2,180,807	2,174,513	-0.3%	21.3%	7,164,822	8,817,881	23.1%

Income tax	(517,677)	(577,612)	(613,892)	6.3%	18.6%	(1,853,018)	(2,317,311)	25.1%

Net profit	1,274,575	1,603,195	1,560,621	-2.7%	22.4%	5,311,804	6,500,570	22.4%
Non-controlling interest	(5,867)	(6,114)	(6,856)	12.1%	16.9%	(15,418)	(22,826)	48.0%
Net profit attributable to BCP Consolidated	1,268,708	1,597,081	1,553,765	-2.7%	22.5%	5,296,386	6,477,744	22.3%
(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators
	Quarter			Change		Up to		Change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Profitability
ROAA (1)(2)	2.4%	3.1%	2.9%	-18 bps	45 bps	2.6%	3.0%	39 bps
ROAE (1)(2)	19.8%	24.9%	22.6%	-222 bps	287 bps	20.8%	23.9%	309 bps
Net interest margin (1)(2)	6.70%	6.89%	6.90%	1 bps	20 bps	6.69%	6.58%	-11 bps
Risk-adjusted Net interest margin (1)(2)	5.35%	5.76%	5.75%	-1 bps	40 bps	5.01%	5.51%	50 bps
Funding cost (1)(2)(3)	2.34%	2.14%	2.08%	-5 bps	-25 bps	2.51%	2.09%	-42 bps

Loan portfolio quality
Internal overdue ratio	3.8%	3.5%	3.2%	-21 bps	-59 bps	3.8%	3.2%	-59 bps
NPL ratio	5.5%	4.9%	4.6%	-27 bps	-88 bps	5.5%	4.6%	-88 bps
Coverage ratio of IOLs	147.0%	155.7%	160.8%	508 bps	1379 bps	147.0%	160.8%	1379 bps
Coverage ratio of NPLs	103.2%	110.9%	113.8%	299 bps	1062 bps	103.2%	113.8%	1062 bps
Cost of risk (4)	2.1%	1.7%	1.7%	6 bps	-35 bps	2.5%	1.6%	-84 bps

Operating efficiency
Operating expenses / Total income (5)	44.8%	41.3%	43.7%	240 bps	-111 bps	40.1%	41.3%	121 bps
Operating expenses / Total average assets (1)(2)(5)	3.9%	3.7%	4.0%	24 bps	9 bps	3.5%	3.6%	13 bps

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Average total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.4.	BCP Stand-alone

Statement of Financial Position
(S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,792,810	4,968,923	4,504,068	-9.4%	-6.0%
Interest bearing	38,063,318	32,541,803	38,567,869	18.5%	1.3%
Total cash and due from banks	42,856,128	37,510,726	43,071,937	14.8%	0.5%

Cash collateral, reverse repurchase agreements and securities borrowing	19,151	1,211,354	852,396	-29.6%	n.a.

Fair value through profit or loss investments	603,635	368,478	641,157	74.0%	6.2%
Fair value through other comprehensive income investments	20,521,337	19,479,618	20,080,093	3.1%	-2.2%
Amortized cost investments	8,214,476	8,025,196	8,126,661	1.3%	-1.1%

Loans	120,571,109	123,089,317	125,200,572	1.7%	3.8%
Current	116,314,563	119,030,125	121,306,169	1.9%	4.3%
Internal overdue loans	4,256,546	4,059,192	3,894,403	-4.1%	-8.5%
Less - allowance for loan losses	(6,513,398)	(6,378,494)	(6,294,039)	-1.3%	-3.4%
Loans, net	114,057,711	116,710,823	118,906,533	1.9%	4.3%

Property, furniture and equipment, net (1)	1,271,219	1,358,608	1,375,263	1.2%	8.2%
Due from customers on acceptances	528,184	553,851	346,540	-37.4%	-34.4%
Investments in associates	2,612,080	2,601,973	2,740,803	5.3%	4.9%
Other assets (2)	6,788,659	7,555,427	8,750,924	15.8%	28.9%

Total Assets	197,472,580	195,376,054	204,892,307	4.9%	3.8%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	44,267,223	42,813,340	47,965,701	12.0%	8.4%
Interest bearing	92,516,659	93,468,558	98,156,445	5.0%	6.1%
Total deposits and obligations	136,783,882	136,281,898	146,122,146	7.2%	6.8%

Payables from repurchase agreements and securities lending	6,711,406	6,850,850	5,012,782	-26.8%	-25.3%
BCRP instruments	6,154,351	6,146,597	3,775,808	-38.6%	-38.6%
Repurchase agreements with third parties	557,055	704,253	1,236,974	75.6%	122.1%

Due to banks and correspondents	8,962,379	8,904,033	8,025,742	-9.9%	-10.5%
Bonds and notes issued	13,317,657	9,508,030	11,004,111	15.7%	-17.4%
Due from customers on acceptances	528,184	553,851	346,540	-37.4%	-34.4%
Financial liabilities at fair value through profit or loss	-	455,454	578,541	27.0%	n.a.
Other liabilities (3)	5,157,194	6,206,153	5,501,938	-11.3%	6.7%
Total Liabilities	171,460,702	168,760,269	176,591,800	4.6%	3.0%

Net equity	26,011,878	26,615,785	28,300,507	6.3%	8.8%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	5,905,440	5,906,590	5,906,590	0.0%	0.0%
Unrealized gains and losses	81,399	505,339	636,199	25.9%	n.a.
Retained earnings	7,345,245	7,524,062	9,077,924	20.7%	23.6%

Total Net Equity	26,011,878	26,615,785	28,300,507	6.3%	8.8%

Total liabilities and equity	197,472,580	195,376,054	204,892,307	4.9%	3.8%

Off-balance sheet	135,041,209	143,063,117	129,206,284	-9.7%	-4.3%
Total performance bonds, stand-by and L/Cs.	21,683,478	20,740,429	20,991,000	1.2%	-3.2%
Undrawn credit lines, advised but not committed	71,516,643	69,365,422	67,739,850	-2.3%	-5.3%
Total derivatives (notional) and others	41,841,088	52,957,266	40,475,434	-23.6%	-3.3%
(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix

Statement of Income
(S/ thousands, IFRS)

	Quarter			% Change		Up to		% Change
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Interest income and expense
Interest and similar income	3,639,485	3,570,917	3,663,268	2.6%	0.7%	14,345,027	14,288,399	-0.4%
Interest and similar expenses (1)	(857,707)	(776,188)	(776,688)	0.1%	-9.4%	(3,529,865)	(3,151,080)	-10.7%
Interest income and expense	2,781,778	2,794,729	2,886,580	3.3%	3.8%	10,815,162	11,137,319	3.0%

Provision for credit losses on loan portfolio	(616,654)	(484,000)	(532,683)	10.1%	-13.6%	(2,832,738)	(1,924,706)	-32.1%
Recoveries of written-off loans	80,396	89,802	99,511	10.8%	23.8%	279,687	355,410	27.1%
Provision for credit losses on loan portfolio, net of recoveries	(536,258)	(394,198)	(433,172)	9.9%	-19.2%	(2,553,051)	(1,569,296)	-38.5%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,245,520	2,400,531	2,453,408	2.2%	9.3%	8,262,111	9,568,023	15.8%

Other income
Fee income	809,060	873,187	924,682	5.9%	14.3%	3,060,101	3,483,016	13.8%
Net gain on foreign exchange transactions	311,657	347,104	371,917	7.1%	19.3%	1,157,575	1,369,791	18.3%
Net gain on securities	88,641	117,414	150,134	27.9%	69.4%	305,786	583,436	90.8%
Net gain (loss) from associates	88	1,137	1,413	24.3%	n.a.	5,278	5,411	2.5%
Net gain on derivatives held for trading	23,551	36,289	17,605	-51.5%	-25.2%	73,326	103,591	41.3%
Net loss (gain) from exchange differences	(1,525)	(4,779)	(1,847)	-61.4%	21.1%	3,248	(3,455)	n.a.
Others	94,340	27,933	58,607	109.8%	-37.9%	229,387	137,688	-40.0%
Total other income	1,325,812	1,398,285	1,522,511	8.9%	14.8%	4,834,701	5,679,478	17.5%

Total expenses
Salaries and employee benefits	(762,850)	(728,954)	(790,252)	8.4%	3.6%	(2,615,512)	(2,987,036)	14.2%
Administrative expenses	(820,565)	(729,297)	(840,548)	15.3%	2.4%	(2,658,025)	(2,788,281)	4.9%
Depreciation and amortization (2)	(131,376)	(158,769)	(164,073)	3.3%	24.9%	(491,360)	(620,654)	26.3%
Other expenses	(106,339)	(49,126)	(64,624)	31.5%	-39.2%	(266,982)	(213,694)	-20.0%
Total expenses	(1,821,130)	(1,666,146)	(1,859,497)	11.6%	2.1%	(6,031,879)	(6,609,665)	9.6%

Profit before income tax	1,750,202	2,132,670	2,116,422	-0.8%	20.9%	7,064,933	8,637,836	22.3%
Income tax	(481,509)	(535,124)	(562,559)	5.1%	16.8%	(1,767,305)	(2,158,272)	22.1%
Net profit	1,268,693	1,597,546	1,553,863	-2.7%	22.5%	5,297,628	6,479,564	22.3%
Non-controlling interest
Net profit attributable to BCP	1,268,693	1,597,546	1,553,863	-2.7%	22.5%	5,297,628	6,479,564	22.3%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators

	Quarter			Change		Up to		Change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Profitability
ROAA (1)(2)	2.6%	3.3%	3.1%	-20 bps	50 bps	2.8%	3.2%	42 bps
ROAE (1)(2)	19.8%	24.9%	22.6%	-222 bps	288 bps	20.8%	23.9%	309 bps
Net interest margin (1)(2)	6.01%	6.11%	6.11%	0 bps	10 bps	6.00%	5.84%	-16 bps
Risk-adjusted Net interest margin (1)(2)	4.85%	5.25%	5.19%	-6 bps	34 bps	4.59%	5.02%	43 bps
Funding cost (1)(2)(3)	2.11%	1.93%	1.87%	-6 bps	-23 bps	2.23%	1.88%	-35 bps

Loan portfolio quality
Internal overdue ratio	3.5%	3.3%	3.1%	-19 bps	-42 bps	3.5%	3.1%	-42 bps
NPL ratio	5.2%	4.7%	4.5%	-25 bps	-74 bps	5.2%	4.5%	-74 bps
Coverage ratio of IOLs	153.0%	157.1%	161.6%	448 bps	860 bps	153.0%	161.6%	860 bps
Coverage ratio of NPLs	103.5%	109.6%	112.2%	260 bps	872 bps	103.5%	112.2%	872 bps
Cost of risk (4)	1.8%	1.3%	1.4%	10 bps	-40 bps	2.1%	1.3%	-85 bps

Operating efficiency
Operating expenses / Total income (5)	43.7%	39.9%	42.7%	278 bps	-96 bps	38.1%	39.7%	160 bps
Operating expenses / Total average assets (1)(2)(5)	3.5%	3.3%	3.6%	24 bps	6 bps	3.0%	3.2%	13 bps
(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Average total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.5.	BCP Bolivia

Statement of Financial Position
(S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and due from banks	2,216,270	1,680,867	2,137,473	27.2%	-3.6%
Investments	1,739,760	892,962	1,239,176	38.8%	-28.8%
Loans	9,938,971	5,505,442	7,553,091	37.2%	-24.0%
Current	9,609,399	5,304,797	7,274,231	37.1%	-24.3%
Internal overdue loans	266,296	140,924	200,397	42.2%	-24.7%
Refinanced loans	63,276	59,721	78,463	31.4%	24.0%
Less - allowance for loan losses	(366,704)	(190,124)	(252,729)	32.9%	-31.1%
Loans, net	9,572,267	5,315,318	7,300,362	37.3%	-23.7%
Property, furniture and equipment, net	132,210	69,397	96,827	39.5%	-26.8%
Other assets	314,226	184,907	251,774	36.2%	-19.9%
Total assets	13,974,733	8,143,451	11,025,612	35.4%	-21.1%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	12,145,811	6,934,203	9,459,528	36.4%	-22.1%
Due to banks and correspondents	-	-	-	n.a.	n.a.
Bonds and subordinated debt	157,253	109,107	143,754	31.8%	-8.6%
Other liabilities	665,519	432,084	551,978	27.7%	-17.1%
Total liabilities	12,968,583	7,475,394	10,155,260	35.8%	-21.7%

Net equity	1,006,150	668,057	870,352	30.3%	-13.5%

TOTAL LIABILITIES AND NET EQUITY	13,974,733	8,143,451	11,025,612	35.4%	-21.1%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Interests income, net	87,812	47,796	54,243	13.5%	-38.2%	353,396	215,088	-39.1%
Provisions for doubtful accounts receivable, net of recoveries	(25,027)	3,686	(2,684)	-172.8%	-89.3%	(73,688)	(15,783)	-78.6%
Net interest income after provisions	62,785	51,482	51,559	0.1%	-17.9%	279,708	199,305	-28.7%
Non financial income	85,923	47,804	48,979	2.5%	-43.0%	276,802	188,536	-31.9%
Total expenses	(114,966)	(72,016)	(68,286)	-5.2%	-40.6%	(391,844)	(278,901)	-28.8%
Translation result	1,281	2,537	2,034	-19.8%	58.8%	1,731	11,273	551.2%
Income tax	(11,521)	(7,147)	(9,552)	33.7%	-17.1%	(72,886)	(34,362)	-52.9%
Net profit	23,502	22,660	24,734	9.2%	5.2%	93,511	85,851	-8.2%

Selected Financial Indicators

	Quarter			Change		Up to		Change
	4Q24	3Q25	4Q25	QoQ	YoY	Dec 24	Dec 25	Dec 25 / Dec 24
Efficiency ratio	63.0%	59.0%	74.2%	1519 bps	1124 bps	63.9%	67.8%	384 bps
ROAE	9.5%	14.8%	12.9%	-198 bps	334 bps	9.9%	9.2%	-72 bps
L/D ratio	81.8%	79.4%	79.8%	45 bps	-198 bps
IOL ratio	2.7%	2.6%	2.7%	9 bps	-3 bps
NPL ratio	3.3%	3.6%	3.7%	5 bps	38 bps
Coverage of IOLs	137.7%	134.9%	126.1%	-880 bps	-1159 bps
Coverage of NPLs	111.3%	94.8%	90.6%	-413 bps	-2064 bps
Branches	46	46	46	-	-
Agentes	1,834	2,227	2,501	274	667
ATMs	314	313	316	3	2
Employees	1,819	1,908	1,934	26	115

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.6.	Mibanco

Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
ASSETS
Cash and due from banks	1,833,225	2,109,302	1,953,012	-7.4%	6.5%
Investments	2,917,396	2,488,277	2,860,721	15.0%	-1.9%
Total loans	12,239,171	13,095,856	13,607,074	3.9%	11.2%
Current	11,330,124	12,349,782	12,889,949	4.4%	13.8%
Internal overdue loans	802,133	614,819	585,387	-4.8%	-27.0%
Refinanced	106,914	131,255	131,738	0.4%	23.2%
Allowance for loan losses	(924,703)	(902,499)	(911,339)	1.0%	-1.4%
Net loans	11,314,468	12,193,357	12,695,735	4.1%	12.2%
Property, plant and equipment, net	131,261	124,994	123,218	-1.4%	-6.1%
Other assets	750,972	636,681	728,795	14.5%	-3.0%
Total assets	16,947,322	17,552,611	18,361,481	4.6%	8.3%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	11,060,598	10,897,835	11,088,854	1.8%	0.3%
Due to banks and correspondents	1,985,746	2,418,667	2,268,219	-6.2%	14.2%
Bonds and subordinated debt	309,551	606,683	671,307	10.7%	116.9%
Other liabilities	923,059	968,418	1,531,150	58.1%	65.9%
Total liabilities	14,278,954	14,891,603	15,559,530	4.5%	9.0%

Net equity	2,668,368	2,661,008	2,801,951	5.3%	5.0%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	16,947,322	17,552,611	18,361,481	4.6%	8.3%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025/2024
Net interest income	574,720	632,469	661,425	4.6%	15.1%	2,240,270	2,477,825	10.6%
Provision for loan losses, net of recoveries	(141,899)	(167,975)	(158,622)	-5.6%	11.8%	(727,833)	(654,550)	-10.1%
Net interest income after provisions	432,821	464,494	502,803	8.2%	16.2%	1,512,437	1,823,275	20.6%
Non-financial income	32,748	34,834	37,707	8.2%	15.1%	130,695	142,848	9.3%
Total expenses	(312,016)	(335,075)	(352,558)	5.2%	13.0%	(1,246,390)	(1,351,369)	8.4%
Translation result	(466)	54	(101)	-287.0%	-78.3%	(1,860)	(875)	-53.0%
Income taxes	(36,098)	(42,430)	(51,339)	21.0%	42.2%	(85,782)	(158,561)	84.8%
Net income	116,989	121,877	136,512	12.0%	16.7%	309,100	455,318	47.3%

Selected Financial Indicators

	Quarter			Change		Up to		Change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025/2024
Efficiency ratio	52.2%	49.4%	49.6%	14 bps	-264 bps	52.7%	50.9%	-176 bps
ROAE	17.3%	18.8%	20.0%	123 bps	270 bps	10.9%	16.6%	573 bps
ROAE incl. GoodWill	16.4%	17.8%	19.0%	121 bps	257 bps	10.4%	15.8%	543 bps
L/D ratio	110.7%	120.2%	122.7%	254 bps	1205 bps
IOL ratio	6.6%	4.7%	4.3%	-39 bps	-225 bps
NPL ratio	7.4%	5.7%	5.3%	-43 bps	-216 bps
Coverage of IOLs	115.3%	146.8%	155.7%	889 bps	4040 bps
Coverage of NPLs	101.7%	121.0%	127.1%	612 bps	2536 bps
Branches (1)	283	282	280	-2	-3
Employees	9,950	9,569	9,485	-84	-465

(1) Includes Banco de la Nacion branches, which in December 24 were 36, in September 25 were 37 and in December 25 were 37.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.7.	Prima AFP
Statement of Financial Position
(In S/ thousands, IFRS)

	As of			% change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
Cash and due from banks	123,278	52,644	126,874	141.0%	2.9%
Non-interest bearing	3,779	3,595	1,458	-59.4%	-61.4%
Interest bearing	119,499	49,049	125,416	155.7%	5.0%
Fair value through profit or loss investments	306,759	371,402	335,803	-9.6%	9.5%
Fair value through other comprehensive income investments	1,218	1,729	1,543	-10.8%	26.7%
Property, plant and equipment, net	7,347	6,084	5,484	-9.9%	-25.4%
Other Assets	219,369	214,975	214,805	-0.1%	-2.1%
Total Assets	657,971	646,834	684,509	5.8%	4.0%
Due to banks and correspondents	22	4	39	n.a.	77.3%
Lease payable	3,723	2,886	2,373	-17.8%	-36.3%
Other liabilities	178,674	165,759	228,823	38.0%	28.1%
Total Liabilities	182,419	168,649	231,235	37.1%	26.8%

Capital stock	40,505	40,505	40,505	0.0%	0.0%
Reserves	20,243	20,243	20,243	0.0%	0.0%
Other reserves	459	909	924	1.7%	101.3%

Retained earnings	281,419	304,309	245,059	-19.5%	-12.9%
Net Income for the Period	132,926	112,219	146,543	30.6%	10.2%
Total Liabilities and Equity	657,971	646,834	684,509	5.8%	4.0%
Statement in Income
(In S/ thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Financial income	1,786	432	1,207	179.4%	-32.4%	5,678	3,677	-35.2%
Financial expenses	(1,782)	(910)	(895)	-1.6%	-49.8%	(4,083)	(2,776)	-32.0%
Interest income, net	4	(478)	312	-165.3%	n.a.	1,595	901	-43.5%
Fee income	88,102	95,006	97,023	2.1%	10.1%	372,480	383,334	2.9%
Net gain (loss) on securities	(2,115)	19,532	10,733	-45.0%	n.a.	10,528	31,503	199.2%
Net gain (loss) from exchange differences	(32)	226	398	76.1%	n.a.	(530)	1,076	-303.0%
Other income	5,628	1,110	647	-41.7%	-88.5%	7,137	2,426	-66.0%
Salaries and employee benefits	(29,371)	(23,947)	(29,382)	22.7%	0.0%	(97,457)	(101,638)	4.3%
Administrative expenses	(20,545)	(18,686)	(19,811)	6.0%	-3.6%	(78,570)	(78,280)	-0.4%
Depreciation and amortization	(6,612)	(7,078)	(7,160)	1.2%	8.3%	(26,381)	(28,078)	6.4%
Other expenses	(71)	(267)	(3,661)	n.a.	n.a.	(1,249)	(4,687)	275.3%
Profit before income tax	34,988	65,418	49,099	-24.9%	40.3%	187,553	206,557	10.1%
Income tax	(10,666)	(18,829)	(14,775)	-21.5%	38.5%	(54,627)	(60,014)	9.9%
Net profit	24,322	46,589	34,324	-26.3%	41.1%	132,926	146,543	10.2%
Selected Financial Indicators

	Quarter			Change		Up to		Change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
ROE	19.7%	41.0%	29.5%	-1150 pbs	982 pbs	27.2%	31.6%	431 pbs
Net Interest Margin	0.0%	-0.5%	0.3%	77 pbs	28 pbs	0.4%	0.2%	-17 pbs
Efficiency Ratio	64.2%	52.5%	57.7%	520 pbs	-652 pbs	54.2%	54.0%	-20 pbs
Operating Expenses / Total Average Assets	32.6%	32.2%	33.9%	164 pbs	130 pbs	28.9%	31.0%	205 pbs

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	3Q25	3Q25	3Q25	4Q25	4Q25	4Q25
AUMs (S/ Millions)	35,067	122,262	29%	32,819	115,071	29%
Affiliates (S/ Millions)	2,343,615	10,167,243	23%	2,360,014	10,290,313	23%
Collections (S/ Millions)	1,092	4,320	25%	1,123	4,525	25%
Source: Superintendencia de Banca, Seguros y AFPs.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.8.	Grupo Pacifico

Key Indicators of Financial Position
(In S/ thousands, IFRS)

	As of			% Change
	Dec 24	Sep 25	Dec 25	QoQ	YoY
Total assets	17,890,138	20,594,428	20,626,179	0.2%	15.3%
Total Invesment (1)	13,898,637	14,661,176	14,870,100	1.4%	7.0%
Total Liabilities	14,504,765	16,308,599	16,311,360	0.0%	12.5%
Net equity	3,369,625	3,602,690	3,596,512	-0.2%	6.7%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% change
	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Insurance Service Result	293,055	359,462	385,944	7.4%	31.7%	1,229,908	1,365,897	11.1%
Reinsurance Result	(102,995)	(108,282)	(175,202)	61.8%	70.1%	(530,204)	(483,995)	-8.7%
Insurance underwriting result	190,060	251,180	210,742	-16.1%	10.9%	699,704	881,902	26.0%
Sale of medical services	-	421,839	414,421	-1.8%	n.a.	-	1,389,259	n.a.
Cost of sales of medical services	-	(297,919)	(289,738)	-2.7%	n.a.	-	(974,562)	n.a.
Medical services result	-	123,920	124,683	0.6%	n.a.	-	414,697	n.a.
Interest income	208,159	220,584	226,388	2.6%	8.8%	834,304	920,051	10.3%
Interest Expenses	(138,943)	(158,576)	(160,732)	1.4%	15.7%	(535,059)	(621,508)	16.2%
Interest expenses attributable to insurance activities	(132,088)	(141,444)	(143,961)	1.8%	9.0%	(507,356)	(560,081)	10.4%
Net Interest Income	69,216	62,008	65,656	5.9%	-5.1%	299,245	298,543	-0.2%
Fee Income and Gain in FX	(4,065)	(5,160)	(4,433)	-14.1%	9.1%	(14,265)	(20,141)	41.2%
Other Income No Core:
Net gain (loss) from exchange differences	1,151	1,454	(4,500)	-409.5%	-491.0%	(657)	(2,909)	342.8%
Net loss on securities and associates	(15,450)	(12,740)	20,281	-259.2%	-231.3%	62,389	(42,245)	-167.7%
Other Income not operational	52,454	46,175	92,116	99.5%	75.6%	152,442	198,898	30.5%
Other Income	34,090	29,729	103,464	248.0%	203.5%	199,909	133,603	-33.2%
Operating expenses	(84,895)	(165,580)	(176,482)	6.6%	107.9%	(300,773)	(608,976)	102.5%
Other expenses	(25,602)	(18,325)	(42,273)	130.7%	65.1%	(84,030)	(90,257)	7.4%
Total Expenses	(110,497)	(183,905)	(218,755)	19.0%	98.0%	(384,803)	(699,233)	81.7%
Income tax	(13,274)	(49,398)	(54,675)	10.7%	311.9%	(44,280)	(157,693)	256.1%
Net income	169,595	233,534	231,115	-1.0%	36.3%	769,775	871,819	13.3%

*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.

Up to February 2025, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:
(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.7.9.	Investment Management & Advisory *

Investment Management & Advisory *	Quarter			% change		Up to		% Change
S/ 000	4Q24	3Q25	4Q25	QoQ	YoY	2024	2025	2025 / 2024
Net interest income	(15,640)	12,434	16,878	35.7%	-207.9%	6,032	53,731	790.8%
Other income	214,144	260,937	252,100	-3.4%	17.7%	944,976	1,010,073	6.9%
Fee income	145,476	161,004	168,396	4.6%	15.8%	617,226	626,810	1.6%
Net gain on foreign exchange transactions	15,356	17,871	31,462	76.1%	104.9%	66,525	85,899	29.1%
Net gain on sales of securities	15,289	107,080	44,433	-58.5%	190.6%	187,604	257,003	37.0%
Derivative Result	53,081	(32,934)	(1,392)	-95.8%	-102.6%	78,521	(39,251)	-150.0%
Result from exposure to the exchange rate	(21,323)	4,028	8,391	108.3%	-139.4%	(32,613)	29,888	-191.6%
Other income	6,265	3,888	810	-79.2%	-87.1%	27,713	49,724	79.4%
Operating expenses (1)	(145,999)	(190,831)	(207,372)	8.7%	42.0%	(686,698)	(783,973)	14.2%
Operating income	52,505	82,540	61,606	-25.4%	17.3%	264,310	279,831	5.9%
Income taxes	(22,722)	(21,056)	(10,592)	-49.7%	-53.4%	(68,660)	(54,432)	-20.7%
Non-controlling interest	156	142	(27)	-119.0%	-117.3%	392	434	10.7%
Net income	29,627	61,342	51,041	-16.8%	72.3%	195,258	224,965	15.2%

*Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.
(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.8.	Table of calculations

Table of calculations (1)
Interest earning assets	Cash and due from banks + Total investments + Cash collateral, reverse repurchase agreements and securities borrowing + Loans
Funding	Deposits and obligations + Due to banks and correspondents + BCRP instruments + Repurchase agreements with clients and third parties + Bonds and notes issued
Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses)-Annualized Provisions) Average period end and period beginning interest earning assets
Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
Core income	Net Interest Income + Fee Income + Net Gain on Foreign exchange transactions
Other core income	Fee Income + Net Gain on Foreign exchange transactions
Other non-core income	Net Gain Securities + Net Gain from associates + Net Gain of derivatives held for trading + Net Gain from exchange differences + Other non operative income
Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
Internal overdue ratio	(Internal overdue loans) Total Loans
Non – performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total Loans
Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
Coverage ratio of non – performing loans	Allowance for loans losses Non-performing loans
Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating expenses	Salaries and employees benefits + Administrtive expenses + Depreciation and amortization + Association in participation + Acquisition cost
Operating Income

Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions

+ Net gain from associates + Net gain on derivatives held for trading + Net gain from echange differences

Efficiency ratio
Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation
Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading
+ Result on exchange differences + Insurance Underwriting Result

Liquidity Coverage ratio	Total High Quality Liquid Assets + Min(Total Inflow 30 days; 75% * Total Outflow 30 days) Total Outflow 30 days
Regulatory Capital ratio	Regulatory Capital (Risk -weighted assets)
Tier 1 ratio	Tier 1(2) Risk -weighted assets
Common Equity Tier 1 ratio (3)	Capital+Reserves -100% of applicable deductions (4) + Retained Earnings+Unrealized gains or losses Risk -weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.
(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.
(3) Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
(4) Includes investment in subsidiaries, goodwill, intangible assets and deferred taxes based on future returns.

|	Earnings Release 4Q / 2025	4Q25 Consolidated Results

12. Appendix
12.9.	Glossary of terms
Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
EAP	Economically active population
Financially Included
Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months

GMV	Gross Merchant Volume
Government Program Loans (“GP” or “GP Loans”)	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume